Exhibit 99.1

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the unaudited Financial Statements for the three months ended March 31, 2011 of Pengrowth Energy Corporation. The MD&A is based on information available to May 5, 2011.

STRUCTURE OF THE CORPORATION

Pengrowth Energy Corporation (the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

On December 31, 2010 (the “Date of Conversion”), the Trust completed its conversion from an open-end investment trust to a corporation through a business combination resulting in the unitholders of the Trust and the exchangeable shareholders of Pengrowth Corporation owning all the common shares of the Corporation. Unitholders of the Trust received common shares in the Corporation on a one-for-one basis. Exchangeable shareholders of Pengrowth Corporation received 1.02308 common shares of the Corporation for each exchangeable share held. Pursuant to the Arrangement agreement, shareholders’ capital was reduced by the amount of the deficit of the Trust on December 31, 2010. The management team and Board of Directors of the Corporation are comprised of the former management team and elected members of the Board of Directors of the Trust.

The Corporation effected an internal reorganization subsequent to the Date of Conversion whereby, among other things, the Trust and its subsidiaries were dissolved and the Corporation received all the assets and assumed all the liabilities of the Trust.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the date of conversion reflect the financial position, results of operations and cash flows as if the Corporation had always carried on the business formerly carried on by the Trust. This MD&A may at times refer to common shares, shareholders, shareholders’ capital and dividends which prior to the Arrangement were referred to as trust units, trust unitholders, trust unitholder’s capital and distributions, respectively. References made to trust units are those issued by the Trust. Comparative amounts in this MD&A will also reflect the history of the Trust and its subsidiaries.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “Mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “Mboe” refers to a thousand barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “Bcf” refers to billion cubic feet, “Gj” refers to gigajoule, “MMbtu” refers to million British thermal units and “MW” refers to megawatt. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2011 production, the proportion of 2011 production of each product type, production additions from Pengrowth’s 2011 development program, royalty expenses, 2011 operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, and proceeds from the disposal of properties Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis	3

interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On January 1, 2011, Pengrowth adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The financial statements for the three months ended March 31, 2011, have been prepared in accordance with IFRS. Required comparative information has been restated from the previously published financial statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”).

The adoption of IFRS has not had an impact on Pengrowth’s operations, capital expenditures and overall cash flows. The most significant changes under IFRS relate to Pengrowth’s accounting policies on Property, Plant and Equipment (PP&E), Asset Retirement Obligations (ARO) and Deferred Income Taxes. Pengrowth also adopted certain presentation policies that differ from previous GAAP. The following discusses the significant differences.

•	Property, Plant & Equipment (PP&E)

•	Depletion

•

Under previous GAAP, Pengrowth used total proved reserves in determining depletion. Under IFRS, the carrying amount of property, plant and equipment is depleted or amortized over the useful life of the assets. Pengrowth has determined that depleting on a total proved plus probable reserves basis better approximates the useful life of the assets.

•

Depletion was calculated using a unit of production method on the full cost pool of assets under previous GAAP. Under IFRS, the net carrying value of developed and producing fields or groups of fields are depleted on a unit of production method.

•	These changes resulted in a lower depletion expense under IFRS compared to previous GAAP by approximately $30 million per quarter in 2010.

4	PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

•	Divestitures

•

Under previous GAAP, proceeds of divestitures of assets were deducted from the full cost pool without the recognition of a gain or loss unless the divesture resulted in a change in the full cost depletion rate of 20 percent or more. Under IFRS, gains or losses on disposition of assets are measured as the difference between the proceeds and carrying value of the assets divested.

•	Pengrowth recorded a gain on divestitures of approximately $9 million in the three months ended March 31, 2010 (year ended December 31, 2010 - $18 million).

•	Impairment testing

•

Under IFRS, PP&E is grouped into Cash Generating Units (“CGU”) based on their ability to generate largely independent cash flows. Impairment is recognized if the carrying value of a CGU exceeds the greater of the fair value of the CGU or its value in use.

•	As CGUs are smaller groups of assets, impairments are expected to be recognized more frequently under IFRS. As of January 1, 2010 and December 31, 2010, no impairment was determined.

•

Under previous GAAP, impairment was recognized if the aggregated carrying value of the full cost pool exceeded the undiscounted cash flows from proved reserves. The amount of the impairment was the excess of the carrying value of the assets over the fair value of the proved plus probable reserves and the cost of unproven properties.

•	ARO

•	Discount Rate

•

Under previous GAAP, Pengrowth opted to use a credit adjusted discount rate in estimating the ARO which was 8.0 percent at the date of transition. Under IFRS, Pengrowth’s policy is to estimate the ARO using a risk free discount rate on January 1, 2010.

•

The effect of using a risk free deiscount rate of 4.0 percent resulted in an increase of $360 million to the ARO liability which was partly offset by changes to timing and cost estimates of $198 million on transition to IFRS. Accretion of ARO has decreased by approximately $1 million per quarter in 2010.

•	In addition, more frequent revisions of the ARO liability are expected due to fluctuations in the risk free rate.

•	Deferred Income Taxes

•	Each of the adjustments discussed above result in a change in deferred income taxes based on Pengrowth’s effective tax rate.

•

In addition, taxable temporary differences in the legal entity financial statements of Pengrowth Energy Trust were required to be measured using the top marginal personal tax rate of 39 percent, resulting in a reduction to deferred income tax liability of $164 million on transition on January 1, 2010. This IFRS adjustment was reversed through deferred tax expense and shareholders’ capital upon conversion to a corporation on December 31, 2010.

•	Reclassifications

•

Under previous GAAP, interest and financing charges, realized foreign exchange loss (gain), unrealized foreign exchange loss (gain), and accretion were disclosed as separate line items in the statement of income. Under IFRS, these amounts were unchanged, but reported below the determination of operating income.

•

Under previous GAAP, amortization of injectants for miscible floods was disclosed separately; under IFRS amortization of miscible floods is included with depletion, depreciation and amortization. Interest paid is disclosed as a financing item in the statement of cash flows.

•	Purchases of injectants and expenditures on remediation are classified as a use of cash for investing activities under IFRS.

Pengrowth’s IFRS accounting policies are provided in Note 2 to the March 31, 2011 interim financial statements. In addition, Note 16 to the interim financial statements presents reconciliations between Pengrowth’s 2010 previous GAAP results and the 2010 IFRS results. The reconciliations include January 1, 2010, March 31, 2010 and December 31, 2010 balance sheets as well as income statements and statements of cash flows for the three months ended March 31, 2010 and for the year ended December 31, 2010.

CRITICAL ACCOUNTING ESTIMATES

The financial statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis	5

The following describes Pengrowth’s significant critical accounting estimates.

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the amount of oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the definitions of reserves prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation (COGE) Handbook.

Proved plus probable reserves are defined as the estimated quantities of crude oil, natural gas liquids including condensate and natural gas that geological and engineering data demonstrate a 50% probability of being recovered at the reported level. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgment and are subject to change as additional information becomes available. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in Pengrowth’s plans.

Impairment testing

The impairment testing of property, plant and equipment is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

ARO

Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to discount future expenses would have a significant effect on the carrying amount of the decommissioning provision.

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record additional impairment expense.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with IFRS, herein after referred to as GAAP. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

The current level of capital expenditures funded through retained cash, as compared to debt or equity, can be determined when it is compared to the difference in cash flow from operating activities and dividends paid in the financing section of the Statement of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit and long term debt as shown on the balance sheet, and Total Capitalization is the sum of Total Debt and Shareholder’s equity.

NON-GAAP OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in the Corporation’s AIF.

6	PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by cash flow from operating activities.

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

Pengrowth’s first quarter results for 2011 are contained within this MD&A.

2011 GUIDANCE AND FINANCIAL HIGHLIGHTS

The following table provides a summary of the 2011 Guidance and first quarter 2011 actual results.

	Q1 2011 Actual	2011 Guidance
Production (boe/d)	73,634	74,000 - 76,000
Royalty Expense (% of Sales) (1)	17.9	20.0
Operating Expense ($/boe)	14.31	13.54
G&A Expense (cash & non-cash) ($/boe)	3.14	2.69
Total capital expenditures ($ millions) (2)	140.7	550.0

(1)	Royalty expense as a % of sales excludes the impact of commodity risk management contracts.

(2)	Total capital expenditures excludes Drilling Royalty Credits.

•	Pengrowth has increased the 2011 capital program from $400 million to $550 million, an increase of 37 percent from the original budget set in November 2010.

•

2011 annual production is expected to be within existing guidance of 74,000 and 76,000 boe per day, with the bulk of additional production from the expanded capital program coming on late in the fourth quarter.

•

First quarter production volumes were negatively impacted by an average of 1,400 boe per day average for the quarter (350 boe per day on an annualized basis) due to the Swan Hills Gas Gathering System incident. Despite the pipeline incident, management expects full year production average to be within current guidance.

•

Operating expenses in the first quarter were also impacted by the incident in the amount of approximately $1.0 million coupled with the reduced volumes negatively impacting first quarter results by $0.42 per boe however, management has not increased 2011 guidance for this incident.

FINANCIAL HIGHLIGHTS

	Three months ended
(monetary amounts in thousands, except per boe amounts or as otherwise stated)	Mar 31, 2011	Dec 31, 2010	Mar 31, 2010
Production (boe/d)	73,634	74,953	75,627
Net capital expenditures (1)	$140,686	$130,874	$63,636
Cash flow from operating activities	$147,566	$160,091	$183,611
Netback ($/boe) (2) (3)	$27.64	$25.02	$28.24
Net income (loss)	$5,427	$(151,957)	$139,037
Included in net income (loss):
Realized gain on commodity risk management (4)	$3,122	$19,102	$7,022
Unrealized (loss) gain on commodity risk management (4)	$(68,255)	$(52,529)	$63,282
Unrealized foreign exchange gain (4)	$23,501	$29,742	$31,757
Deferred tax reduction (expense)	$11,193	$(165,865)	$(9,655)

(1)	Net capital expenditures includes Drilling Royalty Credits.

(2)	Prior periods restated to conform to presentation in the current period.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis	7

(3)	Includes the impact of realized commodity risk management contracts.

(4)	Pre-tax amount.

Cash flow from Operating Activities

Pengrowth made certain presentation changes under IFRS that differ from previous GAAP. Under IFRS, the amount of cash interest paid is presented as a use of cash in financing activities and expenditures on remediation and injectant purchases are presented as a use of cash in investing activities. These items were presented as a use of cash in operating activities under previous GAAP (see Note 16 to the Financial Statements).

The following table provides a reconciliation of the change in cash flow from operating activities from period end 2010 to period end 2011.

($ thousands)	Q1	% Change
2010 Cash flow from Operating Activities	183,611
Volume variance	(13,105)	(7)
Price variance	(3,346)	(2)
Processing income variance	(4,151)	(2)
Lower cash gains on risk management contracts	(3,900)	(2)
Royalty expense	17,545	9
Expenses:
Transportation	(491)	–
Operating	(2,956)	(2)
Cash G&A	(6,092)	(3)
Non-cash working capital and other items	(19,549)	(11)
2011 Cash flow from Operating Activities	147,566	(20)

Cash flow from operating activities decreased 20 percent from the first quarter of 2010 to 2011 and nine percent before non-cash and other items. The decrease was driven by a combination of lower production volumes, lower average realized natural gas prices, lower cash gains on commodity risk management activities and higher G&A expenses and operating costs. The decrease in cash flow was partly offset by lower royalties.

Price Sensitivity

The following table illustrates the sensitivity of cash flow from operating activities to changes in commodity prices:

Commodity Price Environment (1)		Assumption	Change	Estimated Impact on (2) Annual Cash Flow ($ millions)
West Texas Intermediate Oil Price (3)	US$/bbl	105.52	$1.00	11.1
Heavy Oil	US$/bbl	105.52	$1.00	1.8
Light Oil	US$/bbl	105.52	$1.00	6.9
NGL	US$/bbl	105.52	$1.00	2.4
AECO Natural Gas Price (3)		3.72	$0.10	6.5
Natural Gas	C$/Mcf	3.72	$0.10	6.5

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated.

(3)	Does not include the impact of risk management contracts. See Note 14 to the Financial Statements.

Net Income or Loss

For the first quarter of 2011, net income of $5.4 million was recorded, compared to a net loss of $152.0 million in the fourth quarter of 2010, representing an increase of $157.4 million. The significant increase is primarily due to changes in certain non-cash items noted below in addition to an eight percent decrease in cash flow from operating activities:

•

The fourth quarter of 2010 includes a deferred tax expense of $165.9 million compared to a deferred tax recovery of $11.2 million in the first quarter of 2011. The primary reason for the decrease is that the fourth quarter included a $157.0 million

8	PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

reversal of an adjustment made on transition to IFRS relating to temporary differences in the legal entity financial statements measured at the top marginal tax rate of 39 percent. The reversal was triggered on conversion to a corporation.

•	An unrealized loss on commodity risk management contracts of $68.3 million ($49.8 million, net of tax) compared to $52.5 million ($37.7 million, net of tax) in the fourth quarter of 2010.

•	Lower unrealized foreign exchange gain of $23.5 million ($20.3 million, net of tax) compared to $29.7 million ($25.9 million, net of tax) in the fourth quarter of 2010.

On a year over year basis, the net income decreased by $133.6 million from the same period last year. The decrease is primarily due to changes in non-cash items noted below in addition to a 20 percent decrease in cash flow from operating activities:

•

A $131.5 million change in value in the commodity risk management contracts resulted in an unrealized loss on these contracts of $68.3 million ($49.8 million, net of tax) compared to a gain of $63.3 million ($45.4 million, net of tax) in the first quarter of 2010.

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

During the first quarter of 2011, capital expenditures totaled $140.7 million, with approximately 84 percent spent on drilling, completions and facilities. Included in the capital expenditures are land and seismic acquisition costs of $1.4 million and maintenance capital of $17.3 million.

	Three months ended
($ millions)	Mar 31, 2011	Dec 31, 2010	Mar 31, 2010
Drilling, completions and facilities	118.5	122.1	59.2
Land & Seismic acquisitions (1)	1.4	1.5	1.3
Maintenance capital	17.3	7.5	12.4
Development capital	137.2	131.1	72.9
Other capital	3.5	3.2	0.7
Drilling Royalty Credits	–	(3.4)	(10.0)
Total net capital expenditures	140.7	130.9	63.6
Property acquisitions	1.5	0.1	0.9
Proceeds on property dispositions	(0.1)	(12.4)	(41.1)
Net capital expenditures and acquisitions	142.1	118.6	23.4

(1)	Seismic acquisitions are net of seismic sales revenue.

DRILLING ACTIVITY

Pengrowth participated in the drilling of 43 wells (18.5 net wells) during the first quarter of 2011.

	Q1 2011
	Gross	Net
Focus Areas
Swan Hills	14	8.7
Groundbirch	3	3.0
Lindbergh	2	2.0
Olds/Garrington	5	2.9
Other Resource Plays
Heavy Oil	3	0.1
Weyburn Unit	15	1.5
Conventional	1	0.3
Total wells drilled	43	18.5

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis	9

DEVELOPMENT CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area, excluding drilling credits is as follows:

($ millions)	Q1 2011	Full Year 2010
Focus Areas (1)
Swan Hills	42.2	136.4
Groundbirch	42.1	37.3
Lindbergh	3.5	3.6
Olds/Garrington	20.0	44.3
	107.8	221.6
Other Resource Plays
Shallow Gas & Coalbed Methane	0.2	16.0
Heavy Oil	0.5	11.5
Horn River	0.5	12.5
Weyburn Unit	3.9	9.3
Conventional	5.6	28.8
	10.7	78.1
Drilling, completions & facilities	118.5	299.7
Maintenance	17.3	41.0
Land & Seismic Acquisitions	1.4	7.9
Other	3.5	9.1
Total capital expenditures	140.7	357.7

(1)	Spending amounts reflect the activity for both operated and partner operated properties.

Focus Areas

Swan Hills Trend

The Swan Hills Trend is the most significant oil resource area for Pengrowth. This extensive carbonate oil reservoir is providing Pengrowth with many opportunities to put its expertise in horizontal drilling and multi-stage fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, House Mountain, and Deer Mountain. The successful 2010 results achieved by Pengrowth in the Swan Hills Trend is the driver for extensive activity in 2011.

10	PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

Listed below is the drilling and completions activity in the Swan Hills Trend in the first quarter of 2011. Pengrowth continues to be pleased with the results across the large aerial extent of this play. The extremely harsh winter and inability to access frac services has delayed the capital program in the first quarter. At quarter end Pengrowth had five drilling rigs running in this area and anticipate that the majority of these rigs will be able to run through spring break-up.

	Q1 Wells Drilled			5 day IP Rate (boe/d) *
Area	Gross	Net	Cased		Area Status
Operated
Carson Creek North Bearverhill Lake Unit #1	–	–	–	–	Q2 2011 1 well cased waiting on multi-stage frac equipment
Carson Creek Beaverhill Lake ‘C’ Pool	3	2.9	100%	400	Q2 2011 1 well cased waiting on multi-stage frac equipment 2 wells currently drilling
Deer Mountain Unit #1	1	0.9	100%	230	Last well in 6 well program 6 well average 5 day IP: 300 boe/d
Deer Mountain (Non-Unit)	2	2.0	100%	540
Judy Creek ‘A’ Pool	1	1.0	100%	475	Q2 2011 2 wells currently drilling
Judy Creek ‘B’ Pool	1	1.0	100%	900	Q2 2011 2 wells currently drilling
Non-Operated
Swan Hills Unit #1	0	0.0	–	–	Q2 2011 4 well program
South Swan Hills Unit	3	0.3	100%	–	No IP Rate data
House Mountain Unit #1	3	0.6	100%	200
Total Wells	14	8.7

*	5 day IP Rate all Gross volumes.

Pengrowth continues to grow its undeveloped land base in the Swan Hills Trend with undeveloped land currently at 73 gross sections (68 net sections).

Groundbirch

During the first quarter three Montney horizontal wells (3.0 net wells) were drilled. Five horizontal wells were multi-stage fractured and an additional vertical well was recompleted and tested in the Doig formation at rates in excess of 700 Mcf per day (single fracture treatment). Tie-in of six wells was initiated and completed in the second quarter with current production rates in excess of 4,000 boe per day. Approximately $42 million has been spent on the operations in the Groundbirch area during the first quarter.

Lindbergh Steam Assisted Gravity Drainage (“SAGD”) Project

In the first quarter of 2011, in preparation for the upcoming two well-pair pilot project two observation wells were drilled. Subject to regulatory approvals, it is anticipated that drilling of the SAGD well-pairs and facility construction will begin in the third quarter of 2011 followed by first steam at the SAGD pilot in the first quarter of 2012. Early in the second quarter the first two coreholes of a 15 well project were completed to gather data for an Environmental Protection and Enhancement Act (EPEA) application submission anticipated in the first quarter of 2012 to support a proposed 12,000 boe per day commercial project, pending a successful pilot program.

Olds/Garrington

During the first quarter of 2011, three new Elkton wells (2.7 net wells) were drilled in the Garrington area for approximately $7.5 million. One of these three wells plus a well drilled late in 2010 have been brought on production with a combined 30 day average production rate of 530 boe per day. Two wells were multi-stage acid fractured in the Elkton formation, with positive production results. These wells will be brought on production in the second quarter of 2011. The positive results that Pengrowth has achieved in the Garrington area has provided additional well locations planned for the third and fourth quarters of 2011.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis	11

East Bodo and Cosine

An emerging focus area for Pengrowth includes the East Bodo and Cosine heavy oil properties which straddle the Alberta-Saskatchewan border and produce mainly from the McLaren and Lloydminster formations. These properties produce heavy oil through a combination of water flooding and enhanced oil production through the injection of polymer into the producing formation.

Polymer injection was started in the first quarter of 2011 on a 10 well line drive pilot operation in East Bodo. This project, which was drilled in 2010, has been under waterflood for a year, and has confirmed the multiwell potential of the area. Plans are in place to execute a potential multi year drilling program that would expand the use of polymer technology Pengrowth has been developing in the area.

2011 Capital Program

Pengrowth has increased the 2011
capital program from $400 million to $550 million, an increase of 37 percent from the original budget set in November 2010. The majority of the increased capital will be spent in the third and fourth quarters expanding the Bodo heavy oil production and following up on successful wells at Carson Creek and Swan Hills. Overall annual production for 2011 is expected to remain between 74,000 – 76,000, with the bulk of the additional production coming on late in the fourth quarter.

PRODUCTION

Three months ended

Daily production

Mar 31, 2011

% of total

Dec 31, 2010

% of total

Mar 31, 2010

% of total

Light crude oil (bbls)

21,066

29

21,762

29

22,400

30

Heavy oil (bbls)

6,639

9

6,673

9

7,113

9

Natural gas (Mcf)

220,517

50

218,044

48

220,640

49

Natural gas liquids (bbls)

9,176

12

10,177

14

9,341

12

Total boe per day

73,634

74,953

75,627

The decrease in first quarter average daily production from prior quarters is mainly attributable to the pipeline failure on the
Swan Hills gas gathering line which occurred on January 1, 2011. The impact of the pipeline failure on production was approximately 1,400 boe per day for the quarter. Also negatively impacting production in the first quarter of 2011 were cold weather operational outages and delays in obtaining equipment to carry out planned fracture stimulations. Positively affecting first quarter 2011 volumes was production from the Monterey assets acquired in mid-September 2010, production from
Groundbirch and a condensate shipment from the Sable Offshore Energy Project (“SOEP”).

Light Crude Oil

First quarter 2011 light crude oil
production decreased approximately three percent from the fourth quarter of 2010. This decrease is mainly attributable to lower partner operated volumes in Swan Hills as a result of the pipeline failure and down-hole repair work being completed at
Carson Creek.

The six percent decrease in light crude oil in the current quarter compared to the first quarter of 2010, is a result of the previously mentioned pipeline failure and production declines, partially offset by the development work in the Swan Hills area.

Heavy Oil

Heavy oil production remained relatively stable comparing the first quarter of 2011 to the fourth quarter of 2010.

The seven percent decrease between the first quarters of 2011 and 2010 is attributable to production declines, increased downtime from surface and sub-surface maintenance work at partner operated Tangleflags and severe winter weather causing operational outages during the first quarter of 2011.

Natural Gas

Natural gas production increased marginally in the first quarter of 2011 compared to the fourth quarter of 2010. Included in the first quarter are three months of production from Groundbirch and the Monterey acquisition, and no significant unscheduled downtime at Quirk Creek. These additional volumes were partially offset by production declines and operational issues due to severe winter weather.

12

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

Production volumes were relatively flat comparing the first quarters of 2011 and 2010. In addition to the volumes from Groundbirch and the Monterey acquisition, volumes from the capital activity in Garrington positively affected the first quarter of 2011. Partially offsetting the production additions were the winter weather impacts, the, previously mentioned pipeline failure and natural declines.

NGLs

NGL
production decreased approximately 10 percent in the first quarter of 2011 compared to the fourth quarter of 2010 and two percent comparing with the same period of 2010. The decrease in both time periods is a result of reduced third party demand for miscible flood injection at Judy Creek and reduced Judy Creek Plant NGL recoveries from lower Swan Hills gas production due to the pipeline failure. These reductions were partially offset by new liquids rich horizontal gas wells in Carson Creek C pool and a full condensate shipment at SOEP in the first quarter of 2011 (first and fourth quarters 2010 included no shipment and a partial shipment, respectively).

COMMODITY PRICE

Average Realized Prices

Three months ended

(Cdn$)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Light crude oil (per bbl) (1)

86.07

78.52

78.28

after realized commodity risk management (1)

83.21

76.13

78.35

Heavy oil (per bbl)

60.02

60.42

65.91

Natural gas (per Mcf)

3.92

3.68

5.27

after realized commodity risk management

4.35

4.87

5.62

Natural gas liquids (per bbl)

71.40

56.74

56.57

Total per boe (1)

50.68

46.58

51.76

after realized commodity risk management (1)

51.15

49.34

52.79

Other production income

0.33

0.39

0.13

Total oil and gas sales per boe (1)

51.48

49.73

52.92

Benchmark prices

WTI oil (U.S.$ per bbl)

94.60

85.24

78.88

AECO spot gas (Cdn$ per MMbtu)

3.77

3.61

4.79

NYMEX gas (U.S.$ per MMbtu)

4.20

3.98

4.99

Currency (U.S.$/Cdn$)

1.01

0.99

0.96

(1)
Prior periods restated to conform to presentation in the current period.

The WTI benchmark crude oil prices increased significantly in first quarter 2011, averaging U.S. $94.60 per bbl compared to an average price of $85.24 per bbl in the fourth quarter 2010 and U.S. $78.88 per bbl in the first quarter 2010. A recovery in supply/demand fundamentals coupled with geopolitical events contributed to the stronger benchmark prices. Pengrowth’s average realized price for light crude oil, after risk management activities increased approximately nine percent from the fourth quarter 2010 and six percent from the first quarter 2010. The increase in realized prices is mainly a result of higher benchmark crude prices offset by a higher Canadian dollar.

U.S. based NYMEX natural gas benchmark averaged U.S. $4.20 per MMbtu in the first quarter 2011, an improvement from the fourth quarter 2010 average prices of U.S.
$3.98 per MMbtu as below normal temperatures across much of the consuming eastern U.S. and improved demand helped support the price. However, on a year over year basis, prices weakened significantly as an oversupply of natural gas in North America continued to keep downward pressure on natural gas prices below the first quarter 2010 average price of U.S. $4.99 per MMbtu.

The strengthening
Canadian dollar together with U.S. natural gas production growth, an abundance of natural gas in Canadian storage and reduced Canadian exports to the U.S. have contributed to a bigger discount for AECO compared to the NYMEX natural gas price.
Pengrowth’s corporate realized natural gas price after risk management activities was $4.35 per Mcf in the first quarter 2011, an approximate 11 percent decrease over fourth quarter 2010 realized prices of $4.87 per Mcf and a 23 percent decline from first quarter 2010 realized prices of $5.62 per Mcf. The lower realized prices in the first quarter are primarily due to a lower hedged gas price in 2011 and lower benchmark prices.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

Pengrowth’s total average realized price was $51.15 per boe in the first quarter 2011, a four percent increase from the fourth quarter 2010 and a three percent decrease over the first quarter of 2010. Benchmark prices increased in the first quarter compared to the fourth quarter, contributing to higher average prices for oil and natural gas, offset by a stronger Canadian dollar.

The Canadian dollar continued to strengthen against its U.S. counterpart in the first quarter, surpassing the U.S.
dollar averaging $1.01(U.S.$/Cdn$) compared to $0.99 (U.S.$/Cdn$) in the fourth quarter and $0.96 (U.S.$/Cdn$) in the first quarter 2010. A stronger outlook on the Canadian economy coupled with improved pricing for major commodities were the primary contributors to the surge in the Canadian dollar.

Commodity Risk Management Gains (Losses)

Three months ended

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Realized

Light crude oil ($ millions)

(5.4
)

(4.8
)

0.1

Light crude oil ($ per bbl)

(2.86
)

(2.39
)

0.07

Natural gas ($ millions)

8.5

23.9

6.9

Natural gas ($ per Mcf)

0.43

1.19

0.35

Combined ($ millions)

3.1

19.1

7.0

Combined ($ per boe)

0.47

2.76

1.03

Unrealized

Total unrealized risk management (liabilities) assets at period end ($ millions)

(70.3
)

(2.1
)

54.3

  Less: Unrealized risk management assets (liabilities)at beginning of period
($ millions)

(2.1
)

50.4

(9.0
)

Unrealized (loss) gain on risk management contracts

(68.2
)

(52.5
)

63.3

As part of the risk management strategy, Pengrowth uses forward price swaps to manage exposure to commodity price fluctuations and provide a measure of stability to cash flow.

Despite liquid commodity prices remaining strong through the first quarter 2011, natural gas prices remained lower than the average price achieved through our commodity risk management activities, resulting in a combined realized commodity risk management gain of $3.1 million compared to gains of $7.0 million and $19.1 million in the first and fourth quarters of 2010, respectively.

The change in fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end.

The change in the forward price curve at the end of the first quarter of 2011 compared to the fourth quarter of 2010 plus first quarter settlements resulted in an unrealized commodity risk management loss of approximately $68.2 million. For the same period last year, the change in the forward price curve resulted in an unrealized risk management gain of $63.3 million.

14

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

As of March 31, 2011, the following commodity risk management contracts were in place:

Crude Oil:

Reference Point

Volume (bbl/d)

Remaining Term

Price per bbl (2)

WTI (1)

16,000

Apr 1, 2011 - Dec 31, 2011

$
90.97

WTI (1)

10,000

Jan 1, 2012 - Dec 31, 2012

$
95.12

Natural Gas:

Reference Point

Volume (MMbtu/d)

Remaining Term

Price per MMbtu (2)

AECO

45,021

Apr 1, 2011 - Dec 31, 2011

$
5.60

Chicago MI (1)

5,000

Apr 1, 2011 - Dec 31, 2011

$
6.78

AECO

4,739

Jan 1, 2012 - Dec 31, 2012

$
4.38

Power:

Reference Point

Volume (MW)

Remaining Term

Price per MW (2)

AESO

25

Apr 1, 2011 - Dec 31, 2011

$
46.34

(1)
Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

(2)
All prices are referenced in Canadian dollars.

Based on our 2011
production forecast the above contracts represent approximately 43 percent of estimated total liquids volumes at an average price of $90.97 per bbl and 22 percent of estimated natural gas volumes at $5.71 per MMbtu. The power contracts represent approximately 25 percent of estimated 2011 consumption.

Each $1 per barrel change in future oil prices results in approximately $8.1 million pre-tax change in the value of the crude contracts, while each $0.25 per MMbtu change in future natural gas prices results in approximately $3.9 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the statement of income during the period. The effect on cash flow will be recognized separately only upon settlement of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at March 31, 2011, future revenue and cash flow would be $70.3 million lower than that otherwise achievable if the contracts were not in place based on the estimated fair value of the risk management asset at period end. The $70.3 million net liability is composed of a net liability of $46.4 million relating to contracts expiring within one year and a liability of $23.9 million relating to contracts expiring beyond one year. Pengrowth fixes the Canadian dollar exchange rate at the same time it swaps U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.

Each $1 per MW change in future power prices would result in approximately $0.2 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value in the income statement as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate, however these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the income statement and impacts cash flow at that time.

In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production by product volume or power consumption as follows:

Percent of Monthly Company Interest Production

Forward Period

Up to 65%

1 - 12 Months

Up to 45%

13 - 24 Months

Up to 30%

25 - 36 Months

Each commodity risk management transaction for natural gas or crude oil shall not exceed 20,000 MMbtu per day and 2,500 bbls per day respectively. Each power consumption risk management transaction shall not exceed 25 MW.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product to the overall sales revenue inclusive of realized commodity risk management activity.

Three months ended

($ millions except percentages) Sales Revenue

Mar 31, 2011

% of total

Dec 31, 2010

% of total

Mar 31, 2010

% of total

Light crude oil (1)

157.8

46

152.4

44

158.0

44

Natural gas

86.4

25

97.6

29

111.6

31

Natural gas liquids

59.0

17

53.1

15

47.6

13

Heavy oil

35.9

11

37.1

11

42.2

12

Brokered sales/sulphur

2.1

1

2.8

1

0.8

–

Total oil and gas sales (1)

341.2

343.0

360.2

(1)
  Prior period restated to conform to presentation in the current period.

Price and Volume Analysis

The
following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first quarter of 2011 compared to the fourth quarter of 2010.

($ millions)

Light oil (1)

Natural gas

NGLs

Heavy oil

Other (2)

Total (1)

Quarter ended Dec 31, 2010

152.4

97.6

53.1

37.1

2.8

343.0

Effect of change in product prices

14.3

4.9

12.1

(0.2
)

–

31.1

Effect of change in sales volumes

(8.3
)

(0.8
)

(6.3
)

(1.0
)

–

(16.4
)

Effect of change in realized commodity risk management activities

(0.6
)

(15.4
)

–

–

–

(16.0
)

Other

–

0.1

0.1

–

(0.7
)

(0.5
)

Quarter ended March 31, 2011

157.8

86.4

59.0

35.9

2.1

341.2

(1)
  Prior period restated to conform to presentation in the current period.

(2)
Primarily sulphur sales

The following table
illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first three months of 2011 compared to the same period of 2010.

($ millions)

Light oil (1)

Natural gas

NGLs

Heavy oil

Other (2)

Total (1)

Period ended March 31, 2010

158.0

111.6

47.6

42.2

0.8

360.2

Effect of change in product prices

14.8

(26.8
)

12.3

(3.5
)

–

(3.2
)

Effect of change in sales volumes

(9.4
)

(0.1
)

(0.8
)

(2.8
)

–

(13.1
)

Effect of change in realized commodity risk management activities

(5.5
)

1.6

–

–

–

(3.9
)

Other

(0.1
)

0.1

(0.1
)

–

1.3

1.2

Period ended March 31, 2011

157.8

86.4

59.0

35.9

2.1

341.2

(1)
  Prior period restated to conform to presentation in the current period.

(2)
Primarily sulphur sales

16

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

ROYALTY EXPENSE

Three months ended

($ millions except per boe amounts)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Royalty expense

60.4

60.9

77.9

$ per boe

9.11

8.83

11.45

Royalties as a percent of sales

17.7%

17.7%

21.6%

Royalties as a percent of sales excluding realized risk management contracts

17.9%

18.8%

22.1%

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of revenue and therefore affect royalty rates as a percentage of sales. First quarter 2011 royalty rates remained steady compared to the fourth quarter of 2010 as both quarters included adjustments to Crown royalties which positively affected the royalty rates. Fourth quarter 2010 royalty adjustments related to changes to gas cost allowance rates which reduced the royalty rate by 0.3 percent. First quarter 2011 adjustments related to prior period adjustments for EOR injection credits and reduced the royalty rate by 0.7 percent.

Royalty expense for 2011 is forecasted to be approximately 20 percent of Pengrowth’s sales excluding the impact of risk management contracts.

OPERATING EXPENSES

Three months ended

($ millions except per boe amounts)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Operating expenses

94.8

108.8

91.9

$ per boe

14.31

15.77

13.50

Operating expenses in the first quarter of 2011 were approximately 13 percent lower than the fourth quarter of 2010 (9 percent on a per boe basis). Additional expenses incurred in the fourth quarter 2010 related to maintenance activities in areas with winter only access (approximately $5 million) and one time proactive maintenance work (approximately $4 million) and a prior period operating expense settlement in Fenn Big Valley (approximately $3 million) were not repeated in the first quarter of 2011. Partially offsetting the above reductions from fourth quarter expenses were increased power costs ($4.6 million) and
Swan Hills pipeline repair costs. Effective January 1, 2011, certain costs relating to IT, facilities and operations support previously charged to operating expenses began being charged to G&A expense. The total of these costs for the first quarter of 2011 were approximately $5.0 million.

First quarter 2011 operating costs compared to the first quarter of 2010 increased three percent (six percent on a per boe basis) primarily attributable to higher power, pipeline repair and added expenses for the Groundbirch and other properties acquired from Monterey. Offsetting the increased expenses was the previously mentioned charging of operations support services to G&A.

2011 operating expenses are forecast to be $370 million or $13.54 per boe. Power costs are approximately 20 percent of Pengrowth’s operating costs. Pengrowth expects that power costs will decrease from the first quarter and remain essentially flat when compared to 2010. Pengrowth will continue to actively manage these costs through its power shedding and risk management programs.

PROCESSING AND OTHER INCOME

Three months ended

($ millions except per boe amounts)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Processing & other income

3.0

5.8

7.2

$ per boe

0.46

0.84

1.06

Processing and other income is derived from sales of third party casinghead gas, fees charged for processing and gathering third party gas, road use, and oil and water processing. Other income decreased in the first quarter of 2011 due to lower casinghead sales being recorded a result of the Swan Hills gas gathering line being down for repair.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

This income primarily represents the partial recovery of operating expenses reported separately.

NET OPERATING EXPENSES

Three months ended

($ millions except per boe amounts)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Net operating expenses

91.8

103.0

84.7

$ per boe

13.85

14.93

12.44

Included in the table above are operating expenses net of processing and other income.

TRANSPORTATION COSTS

Three months ended

($ millions except per bbl and Mcf amounts)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Light oil transportation (1)

4.0

4.1

3.4

$ per bbl

2.14

2.07

1.69

Natural gas transportation

1.8

2.4

1.9

$ per Mcf

0.09

0.12

0.10

(1)
  Prior period restated to conform to presentation in the current period.

The increase in light oil transportation comparing the first quarters of 2011 and 2010 is mainly attributable to trucking of sales quality NGLs from Carson Creek to the sales point at Whitecourt. Impacting natural gas transportation in the fourth quarter were one time transportation costs incurred in British Columbia from volumes associated with the Monterey acquisition.

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Pengrowth also incurs transportation costs on its oil production that includes clean oil trucking charges and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead incurring transportation costs to the first major trading point. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody.

OPERATING NETBACKS

There is no standardized
measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Pengrowth’s operating netbacks have been calculated by taking GAAP balances directly from the income statement and dividing by production. Certain assumptions have been made in allocating operating expenses, processing and other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.

Pengrowth recorded an average operating netback of $27.64 per boe in the first quarter of 2011 compared to $25.02 per boe in the fourth quarter of 2010 and $28.24 per boe for the first quarter of 2010. The increase in the netback in the first quarter of 2011 compared to the fourth quarter of 2010 is primarily due to higher commodity prices and lower operating costs offset by higher royalties. First quarter 2011 operating netback is lower than the same period of 2010 as a result of lower average commodity prices and higher operating expenses partially offset by lower royalty expenses.

18

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

Three months ended

Combined Netbacks ($ per boe)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Oil & gas sales (1)

51.48

49.73

52.92

Processing and other income

0.46

0.84

1.06

Royalties

(9.11
)

(8.83
)

(11.45
)

Operating expenses

(14.31
)

(15.77
)

(13.50
)

Transportation costs (1)

(0.88
)

(0.95
)

(0.79
)

Operating netback(1)

27.64

25.02

28.24

Three months ended

Light Crude Netbacks ($ per bbl)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Sales price (after commodity risk management) (1)

83.21

76.13

78.35

Other production income

0.59

0.71

0.33

Oil & gas sales

83.80

76.84

78.68

Processing and other income

0.32

0.60

0.58

Royalties

(17.82
)

(17.32
)

(18.02
)

Operating expenses

(16.61
)

(18.81
)

(16.62
)

Transportation costs (1)

(2.14
)

(2.07
)

(1.69
)

Operating netback(1)

47.55

39.24

42.93

Three months ended

Heavy Oil Netbacks ($ per bbl)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Oil & gas sales

60.02

60.42

65.91

Processing and other income

0.18

0.63

1.67

Royalties

(9.07
)

(11.25
)

(12.82
)

Operating expenses (2)

(12.91
)

(16.86
)

(16.78
)

Operating netback

38.22

32.94

37.98

Three months ended

Natural Gas Netbacks ($ per Mcf)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Sales price (after commodity risk management)

4.35

4.87

5.62

Other production income

0.05

0.06

0.01

Oil & gas sales

4.40

4.93

5.63

Processing and other income

0.12

0.21

0.25

Royalties (3)

(0.41
)

(0.31
)

(0.87
)

Operating expenses

(2.21
)

(2.39
)

(1.85
)

Transportation costs

(0.09
)

(0.12
)

(0.10
)

Operating netback

1.81

2.32

3.06

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

Three months ended

NGLs Netbacks ($ per bbl)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Oil & gas sales

71.40

56.74

56.57

Royalties

(15.87
)

(13.97
)

(19.15
)

Operating expenses

(13.43
)

(13.56
)

(12.94
)

Operating netback

42.10

29.21

24.48

(1)
  Prior period restated to conform to presentation in the current period.

(2)
Heavy oil operating expenses in Q1 2010 includes a prior period adjustment at Tangleflags for processing fees.

(3)
  Natural gas royalties impacted by decrease in natural gas commodity prices and royalty incentives received for new wells at Carson Creek.

GENERAL AND ADMINISTRATIVE EXPENSES

Three months ended

($ millions except per boe amounts)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Cash G&A expense

17.7

12.1

11.6

$ per boe

2.67

1.76

1.70

Non-cash G&A expense

3.1

(1.0
)

2.6

$ per boe

0.47

(0.16
)

0.39

Total G&A

20.8

11.1

14.2

$ per boe

3.14

1.61

2.09

Effective January 1, 2011, certain costs relating to IT, facilities and operations support previously charged to Operating expenses began being charged to G&A expense. The total of these costs for the first quarter of 2011 were approximately $5.0 million. In addition to the above, first quarter cash G&A expenses are higher than both the fourth quarter and same quarter last year due to a true-up of 2010 annual performance bonus (approximately $0.7 million) and other non-recurring items.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans (LTIP) see Note 11 to the
financial statements. The compensation costs associated with these plans are expensed over the applicable vesting period. First quarter 2011 non-cash G&A expenses of $3.1 million are more typical than the ($1.0) million recorded in the fourth quarter. The fourth quarter expense was unusually low as it included an adjustment to a zero payout in the performance multiplier for the 2008 LTIP grant that expired in early 2011.

Total G&A costs are expected to be $2.69 per boe, which includes non-cash G&A costs of approximately $0.47 per boe.

DEPLETION, DEPRECIATION AND ACCRETION

Three months ended

($ millions except per boe amounts)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Depletion and depreciation

104.4

108.1

108.1

$ per boe

15.75

15.68

15.88

Accretion

3.9

4.1

4.5

$ per boe

0.59

0.59

0.66

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on proved plus probable reserves. The decrease in depletion expense is due to lower production volumes realized in the current quarter.

Pengrowth’s Asset
Retirement Obligations (ARO) liability is increased for the passage of time (unwinding of the discount) through a charge to earnings that is referred to as accretion. Accretion is charged to net income over the lifetime of the producing oil and gas assets.

20

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

INTEREST AND FINANCING CHARGES

Three months ended

($ millions)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Interest and Financing charges

16.7

19.6

18.1

At March 31, 2011, Pengrowth had long term debt outstanding of $1,109.2 million the majority of which is denominated in foreign currency and $5.0 million in bank indebtedness. Of this, 87 percent is fixed at a weighted average interest rate of 6.2 percent, with the remaining 13 percent subject to floating rates which are presently three percent. The reduction in interest expense in the first quarter of 2011 compared to the same quarter of 2010 reflects the redemption of the Convertible Unsecured Debentures in January 2010 and significant strengthening of the Canadian dollar, partially offset by increased debt and banking fees.

Interest and financing charges were lower in the first quarter of 2011 relative to the fourth quarter of 2010 principally due to the strength of the Canadian dollar and the absence of one time interest payments.

TAXES

Deferred Income Taxes

Deferred income tax is a non-cash item
relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the period ended March 31, 2011, Pengrowth recorded a future tax reduction of $11.2 million. See Note 9 to the financial statements for additional information.

Foreign Currency
Gains & Losses

Three months ended

($ millions)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Unrealized foreign exchange gain on translation of U.S. dollar denominated debt

22.6

31.0

30.4

  Unrealized foreign exchange (loss) gain on translation of U.K. pound sterling denominated debt

(0.3
)

3.3

7.9

22.3

34.3

38.3

  Unrealized gain (loss) on foreign exchange risk management contract on U.K. pound sterling denominated debt

1.2

(4.5
)

(6.6
)

Total Unrealized foreign exchange gain

23.5

29.7

31.7

Realized foreign exchange (loss) gain

(0.1
)

–

–

The total unrealized foreign exchange gain in the first quarter was $23.5 million compared to an unrealized foreign exchange gain of $29.7 million and $31.7 million in the fourth and first quarters of 2010 respectively. The primary source of Pengrowth’s unrealized foreign exchange gains and losses is attributed to the translation of the foreign denominated long term debt.
The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one quarter end to another. The unrealized foreign exchange gain this quarter was mainly the result of an increase in the closing exchange rate of the Canadian dollar to U.S. dollar since December 31, 2010.

As some realized commodity prices are derived from U.S.
denominated benchmarks, a weaker U.S. dollar negatively impacts oil and gas revenues. To mitigate this, Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore, a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense.

ASSET RETIREMENT OBLIGATIONS

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for
Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.

For the three months ended March 31, 2011, Pengrowth’s ARO liability decreased
$3.0 million. Pengrowth has estimated the net present value of its total ARO to be $444.0 million as at March 31, 2011 (December 31, 2010—$447 million), based on a total escalated future liability of $1.8 billion (December 31, 2010 –
$1.8 billion). These costs are expected to be incurred over 66 years with the majority of the costs incurred between 2041 and 2076. A risk free rate of three and one half percent was used to calculate the net present value of the ARO and an inflation rate of one and one half percent.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through March 31, 2011, Pengrowth spent $8.7 million on abandonment and reclamation (March 31, 2010—$4.7 million). Pengrowth expects to spend approximately $19 million in 2011 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Resources Conservation Board.

WORKING CAPITAL

The working capital deficiency increased at March 31, 2011 by $2.2 million compared to December 31, 2010.

FINANCIAL RESOURCES AND LIQUIDITY

As at:

Mar 31 2011

Dec 31 2010

Mar 31 2010

  ($ thousands)
Term credit facilities

$
146,000

$
39,000

$
40,000

Senior unsecured notes(1)

963,203

985,367

967,072

Total outstanding debt

1,109,203

1,024,367

1,007,072

Working capital deficiency

111,424

109,237

58,103

Total debt

$
1,220,627

$
1,133,604

$
1,065,175

Twelve months trailing:

Mar 31 2011

Dec 31 2010

Mar 31 2010

Net income

16,226

$
149,836

$
278,122

Add:

Interest and financing charges

69,009

$
70,464

$
76,435

Deferred tax expense (reduction)

150,473

$
171,321

$
(112,799
)

Depletion, depreciation, amortization and accretion

445,848

$
450,125

$
592,299

Other non-cash expenses (income)

113

$
(149,049
)

$
(126,480
)

EBITDA

681,669

$
692,697

$
707,577

Total debt to EBITDA

1.8

1.6

1.5

  Total Capitalization excluding convertible
debentures(2)

$
4,240,570

$
4,206,712

$
3,971,024

Total debt as a percentage of total capitalization

28.8%

26.9%

26.8%

(1)
Non-current portion of long term debt.

(2)
  Total capitalization includes total outstanding debt plus Shareholders’ Equity. (Total outstanding debt excludes working capital deficit (excess) but includes current portion of long term debt.)

The increase in the total debt to EBITDA for the 12 month period ending March 31,
2011, was primarily the result of an increase in our term credit facilities. This increase is due to a greater proportion of capital spending activity occurring in the first quarter than was the case in comparative periods.

Term Credit Facilities

Pengrowth had a $1.0 billion
revolving credit facility which was drawn by $146 million in borrowings and $23 million in outstanding letters of credit at March 31, 2011. The credit facility also includes a $250 million expansion feature. In total, the credit facility provides Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks and expires on October 29, 2013. Pengrowth also maintains a $50 million demand operating facility with one Canadian bank which is reduced by borrowings of $5.0 million and $5.6 million in outstanding letters of credit. Together these two facilities provide Pengrowth with up to $1.1 billion of available credit at March 31, 2011.

Financial Covenants

Pengrowth’s senior unsecured notes
and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at March 31, 2011. All loan agreements are filed on SEDAR (www.sedar.com) as “Other” or
“Material Document”.

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

Key financial covenants are summarized below:

1.
Total senior debt must not exceed 3.0 times EBITDA for the last four fiscal quarters;

22

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

2.
Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.
Total senior debt must be less than 50 percent of total book capitalization; and

4.
EBITDA must not be less than four times interest expense.

There
may be instances, such as financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or dividends. Details of these measures are included in Note 19 to the December 31, 2010, audited financial statements.

Dividend Reinvestment Plan

Pengrowth’s Dividend
Reinvestment Plan (“DRIP”) entitles shareholders to reinvest cash dividends in additional shares of the Corporation. Under the revised DRIP, the shares are issued from treasury at a five percent discount to the weighted average closing price of all shares traded on the TSX for the five trading days preceding a dividend payment date.

For the three months ended March 31, 2011,
0.7 million shares were issued for cash proceeds of $7.9 million under the reinvestment plan compared to 0.4 million trust units for cash proceeds of $4.5 million at March 31, 2010.

Pengrowth does not have any off balance sheet financing arrangements.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the financial statements for a description of the accounting policies for financial instruments and Note 14 to the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

CASH FLOW AND DISTRIBUTIONS/DIVIDENDS

The
following table provides cash flow from operating activities, net income and dividends declared with the excess (shortfall) over dividends and payout ratio:

($ thousands, except per share amounts)

Three months ended

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Cash flow from operating activities

147,566

160,091

183,611

Net income

5,427

(151,957
)

139,037

Dividends declared

68,602

45,118

(1)

61,037

Dividends declared are per share

0.21

0.14
(1)

0.21

Excess of cash flow from operating activities less dividends declared

78,964

114,973

122,574

Per Share

0.24

0.36

0.42

(Shortfall) Surplus of net income (loss) less dividends declared

(63,175
)

(197,075
)

78,000

Per Share

(0.19
)

(0.61
)

0.27

Payout Ratio

46%

28%

33%

(1)
Reflects one month less of dividends declared as a result of the corporate conversion.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of cash flow from operating activities less dividends declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flow from operating activities.

Cash flow from operating activities is derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 14 to the financial statements.

DIVIDENDS

The board of directors and management
regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings.

Cash dividends are
generally paid to shareholders on or about the 15th day of the month.
Pengrowth paid $0.07 per share each month of January, February, and March 2011, an aggregate of $0.21 per share as cash dividends in the first quarter of 2011.

24

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2011, 2010 and 2009.

2011

Q1

Oil and gas sales ($000’s)

341,159

Net income (loss) ($000’s)

5,427

Net income (loss) per share ($)

0.02

Net income (loss) per share - diluted ($)

0.02

Cash flow from operating activities ($000’s)

147,566

Dividends declared ($000’s)

68,602

Dividends declared per share ($)

0.21

Daily production (boe)

73,634

Total production (Mboe)

6,627

Average realized price ($ per boe)

51.15

Operating netback ($ per boe)

27.64

2010

Q1

Q2

Q3

Q4

Oil and gas sales ($000’s) (1)

360,174

339,827

319,669

342,983

Net income (loss) ($000’s)

139,037

18,177

144,579

(151,957
)

Net income (loss) per share ($)

0.48

0.06

0.49

(0.47
)

Net income (loss) per share - diluted ($)

0.48

0.06

0.48

(0.47
)

Cash flow from operating activities ($000’s)

183,611

173,810

190,261

160,091

Distributions declared ($000’s)

61,037

61,175

65,254

45,118

(2)

Distributions declared per unit ($)

0.21

0.21

0.21

0.14

(2)

Daily production (boe)

75,627

75,517

72,704

74,953

Total production (Mboe)

6,806

6,872

6,689

6,896

Average realized price ($ per boe)(1)

52.79

49.16

47.39

49.34

Operating netback ($ per boe) (1)

28.24

27.80

26.58

25.02

2009 - Previous
GAAP(3)

Q1

Q2

Q3

Q4

Oil and gas sales ($000’s)

322,973

335,634

325,264

359,296

Net income (loss) ($000’s)

(54,232
)

10,272

78,290

50,523

Net income (loss) per share ($)

(0.21
)

0.04

0.30

0.18

Net income (loss) per share - diluted ($)

(0.21
)

0.04

0.30

0.18

Cash flow from operating activities ($000’s)

94,386

144,116

162,915

149,933

Distributions declared ($000’s)

77,212

77,526

72,235

60,880

Distributions declared per unit ($)

0.30

0.30

0.27

0.21

Daily production (boe)

80,284

82,171

78,135

77,529

Total production (Mboe)

7,226

7,478

7,188

7,133

Average realized price ($ per boe)

44.57

44.74

45.22

50.35

Operating netback ($ per boe)

26.63

24.71

26.28

23.87

(1)
Prior period restated to conform to presentation in the current period.

(2)
Reflects one month less of distribution declared as a result of the corporate conversion.

(3)
Pengrowth’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated.

In addition to natural decline, production changes over these quarters was a result of non-core property dispositions in the fourth quarter of 2009 and production limitations due to first quarter 2011 pipeline failure, plant turnarounds and unscheduled maintenance in the third quarter of 2010 and the second and third quarters of 2009, partly offset by the Monterey acquisition in the

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

third quarter of 2010. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Quarterly net income (loss) has also been impacted by non-cash charges, in particular depletion, depreciation and amortization, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow was also impacted by changes in royalty expense, operating and general and administrative costs.

BUSINESS RISKS

The amount of dividends available to shareholders and the value of Pengrowth common shares are subject to numerous risk factors. As the common shares allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

•

Production could be shut-in at specific wells or fields in low commodity prices.

•

  Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in
Pengrowth recording an impairment loss.

Risks associated with Liquidity

•

Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•

Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth. In response, Pengrowth has established a credit policy designed to mitigate this risk and monitors its counterparties on a regular basis.

•

Changing interest rates influence borrowing costs and the availability of capital.

•

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•

Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for dividend to our shareholders.

Risks associated with Legislation and Regulatory Changes

•

Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results.
Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•

Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•

Changes to accounting policies may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility.

Risks associated with Operations

•

The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities.
Operational or economic factors may result in the inability to deliver our products to market.

•

Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

26

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

•

Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•

A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•

Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•

  Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•

  Delays in business operations could adversely affect Pengrowth’s dividends to shareholders and the market price of the common shares.

•

  During periods of increased activity within the oil and gas sector, the cost of goods and services may increase and it may be more difficult to hire and retain professional staff.

•

Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•

  Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the common shares and dividends to our shareholders.

•

Delays or failure to secure regulatory approvals for SAGD pilot projects, or SAGD commercial projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

Risks
associated with Strategy

•

Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for dividend payment to shareholders. In such an event, the market value of the common shares may be adversely effected.

•

Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our common shares could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•

  Incorrect assessments of value at the time of acquisitions could adversely affect the value of our common shares and dividends to our shareholders.

•

  Our dividends and the market price of the common shares could be adversely affected by unforeseen title defects, which could reduce dividends to our shareholders.

General Business Risks

•

  Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•

Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

•

Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•

  The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

•

Under previous GAAP, PP&E was tested for impairment at the total company level. As the unit of measure is smaller under IFRS, it may lead to more frequent impairments at the individual CGU level as a surplus from one asset will no longer shelter a deficit in another.

•

  Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation available on SEDAR at www.sedar.com.

SUBSEQUENT EVENTS

Subsequent to March 31, 2011, Pengrowth has entered into additional fixed price commodity sales contracts with third parties (see Note 17 to the financial statements).

OUTLOOK

Pengrowth’s 2011 capital spending is
anticipated to increase by over 37 percent to $550 million with 85 percent of total capital to be invested in oil projects. 100 percent of the increased capital will be directed to spending on Pengrowth’s Swan Hills, Bodo and Lindbergh oil projects.

2011 annual production is expected to be within existing guidance of 74,000 and 76,000 boe per day, with expanded capital not impacting production levels significantly until late in the fourth quarter. Exit production for 2011 is expected to range between 77, 000 and 78,000 boe per day, a three to four percent increase when compared to 2010 exit rate production.

2011 operating costs are forecast to be $370 million or $13.54 per boe.

Total G&A costs for 2011 are expected to be $2.69 per boe. Included in Pengrowth’s 2011 G&A forecast, are non-cash G&A costs of approximately $0.47 per boe.

FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9:
Financial Instruments (“IFRS 9”) is expected to be published in three parts. The first part, Phase 1 – classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010. IFRS 9, Phase
1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial asset by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. Pengrowth does not expect any significant change to the recognized amounts of financial assets or financial liabilities as a result of the future adoption of IFRS 9,
Phase 1, nor has Pengrowth made any decision as to early adoption.

DISCLOSURE AND INTERNAL CONTROLS

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 -
Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act enacted in the United States.

At the
end of the interim period ended March 31, 2011, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before March 31, 2011 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s financial statements. During the interim period ended March 31, 2011, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

28

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

Exhibit 99.2

PENGROWTH ENERGY CORPORATION

BALANCE SHEETS

(Stated in thousands of
dollars)

(unaudited)

As at March 31, 2011

As at December 31, 2010

As at January 1, 2010

ASSETS

Current Assets

Cash and cash equivalents

$
–

$
2,849

$
–

Accounts receivable

179,125

189,616

182,342

Fair value of risk management contracts (Note 14)

5,188

13,550

14,001

184,313

206,015

196,343

Other assets (Note 4)

55,362

54,115

53,011

Deferred income taxes

–

–

40,917

Property, plant and equipment (Note 5)

3,792,769

3,738,016

3,737,184

Exploration and evaluation assets (Note 6)

496,579

511,569

67,597

Goodwill

716,891

716,891

660,896

TOTAL ASSETS

$
5,245,914

$
5,226,606

$
4,755,948

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness (Note 7)

$
4,667

$
22,000

$
11,563

Accounts payable

202,592

240,952

185,337

Dividends payable

22,915

22,534

40,590

Fair value of risk management contracts (Note 14)

49,102

9,278

17,555

Current portion of long term debt

–

–

157,546

Current portion of provisions (Note 8)

16,461

20,488

21,227

295,737

315,252

433,818

Fair value of risk management contracts (Note 14)

47,427

31,416

23,269

Convertible debentures

–

–

74,828

Long term debt (Note 7)

1,109,203

1,024,367

907,599

Provisions (Note 8)

435,139

434,532

439,064

Deferred income taxes (Note 9)

227,041

238,694

–

2,114,547

2,044,261

1,878,578

Shareholders’ Equity

Shareholders’ capital (Note 10)

3,183,453

3,171,719

4,927,324

Equity portion of convertible debentures

–

–

160

Contributed surplus

11,089

10,626

18,617

Deficit

(63,175
)

–

(2,068,731
)

3,131,367

3,182,345

2,877,370

Subsequent Event (Note 17)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

$
5,245,914

$
5,226,606

$
4,755,948

See accompanying notes to the financial statements.

PENGROWTH First Quarter 2011 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF INCOME

(Stated in thousands of dollars, except per share amounts)

(unaudited)

Three months ended

March 31, 2011

March 31, 2010

REVENUES

Oil and gas sales

$
341,159

$
360,174

Royalties, net of incentives

(60,368
)

(77,913
)

280,791

282,261

Unrealized (loss) gain on commodity risk management (Note 14)

(68,255
)

63,282

Processing and other income

3,034

7,185

215,570

352,728

EXPENSES

Operating

94,814

91,858

Transportation

5,840

5,349

General and administrative

20,809

14,219

Depletion, depreciation and amortization

104,367

108,066

225,830

219,492

OPERATING (LOSS) INCOME

(10,260
)

133,236

OTHER (INCOME) EXPENSE ITEMS

Gain on disposition of properties (Note 16)

–

(9,370
)

Realized foreign exchange loss (Note 15)

75

30

Unrealized foreign exchange (gain) (Note 15)

(23,501
)

(31,757
)

Interest and financing charges

16,693

18,148

Accretion (Note 8)

3,881

4,459

Other (income) expense

(1,642
)

3,034

(LOSS) INCOME BEFORE TAXES

(5,766
)

148,692

Deferred income tax (reduction) expense (Note 9)

(11,193
)

9,655

NET INCOME AND COMPREHENSIVE INCOME

$
5,427

$
139,037

NET INCOME PER SHARE (Note 13)

Basic

$
0.02

$
0.48

Diluted

$
0.02

$
0.48

See accompanying notes to the financial statements.

30

PENGROWTH First Quarter 2011 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

(unaudited)

Three months ended

March 31, 2011

March 31, 2010

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
5,427

$
139,037

Depletion, depreciation and accretion

108,248

112,525

Deferred income tax (reduction) expense

(11,653
)

9,655

Contract liability amortization

(419
)

(432
)

Unrealized foreign exchange gain (Note 15)

(23,501
)

(31,757
)

Unrealized loss (gain) on commodity risk management (Note 14)

68,255

(63,282
)

Share based compensation

3,129

2,631

Gain on sale of assets

–

(9,370
)

Interest and financing charges

16,693

18,148

Other items

(2,661
)

2,451

Changes in non-cash operating working capital (Note 12)

(15,952
)

4,005

147,566

183,611

FINANCING

Dividends paid

(68,221
)

(60,906
)

Bank (repayment) indebtedness

(17,333
)

25,420

Redemption of convertible debentures

–

(76,610
)

Long term debt increase (decrease) (Note 7)

107,000

(20,000
)

Interest paid (Note 12)

(24,250
)

(26,975
)

Proceeds from equity issues

9,068

6,111

6,264

(152,960
)

INVESTING

Capital expenditures

(140,686
)

(63,636
)

Expenditures on remediation (Note 12)

(8,723
)

(4,730
)

Other property acquisitions

(1,452
)

(885
)

Purchase of injectants (Note 12)

(261
)

(5,170
)

Proceeds on property dispositions

109

41,062

Other investments

–

(2,906
)

Contributions to remediation trust funds

(1,306
)

(1,675
)

Change in non-cash investing working capital (Note 12)

(4,360
)

7,289

(156,679
)

(30,651
)

CHANGE IN CASH AND CASH EQUIVALENTS

(2,849
)

–

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

2,849

–

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
–

$
–

See accompanying notes to the financial statements.

PENGROWTH First Quarter 2011 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in thousands of dollars)

(unaudited)

Three Months Ended

Shareholders’ Capital

March 31, 2011

March 31, 2010

Balance, beginning of period

$
3,171,719

$
–

Share based compensation

3,791

–

Issued under Distribution Reinvestment Plan (DRIP)

7,943

–

Balance, end of period

3,183,453

–

Trust Unitholders’ Capital

Balance, beginning of period

–

4,927,324

Trust unit based compensation

–

4,683

Issued under Distribution Reinvestment Plan (DRIP)

–

4,486

Balance, end of period

–

4,936,493

Contributed Surplus

Balance, beginning of period

10,626

18,617

Share based compensation (non-cash expensed)

3,129

2,631

Exercise of share based compensation awards

(2,666
)

(3,058
)

Balance, end of period

11,089

18,190

Deficit

Balance, beginning of period

–

(2,068,731
)

Net income

5,427

139,037

Dividends declared

(68,602
)

(61,037
)

Balance, end of period

(63,175
)

(1,990,731
)

TOTAL SHAREHOLDERS’ EQUITY

$
3,131,367

$
2,963,952

32

PENGROWTH First Quarter 2011 Financial Results

PENGROWTH ENERGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED MARCH 31, 2011

(unaudited)

(Tabular amounts are stated in thousands of dollars
except per share amounts and as otherwise stated)

1.
BASIS OF PRESENTATION

Pengrowth Energy Corporation (the
“Corporation” or “Pengrowth”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a unitholder and Court approved reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”)
under the Business Corporations Act (Alberta).

These interim financial statements for the three months ended March 31, 2011 are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting
Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”).

These are Pengrowth’s
first published IFRS interim financial statements and include as comparative information the period included in Pengrowth’s annual consolidated financial statements for the year ended December 31, 2010 which, for comparative purposes, have been prepared in accordance with IFRS. Previously, Pengrowth prepared and published its annual and interim consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”).

Pengrowth has elected to exceed certain minimum disclosure requirements under IAS 34 in order to present changes in accounting policies in accordance with IFRS and provide additional disclosures which highlight the changes from Pengrowth’s 2010 annual consolidated financial statements prepared in accordance with previous GAAP. In 2012, and beyond, Pengrowth may not provide the same level of detail in the interim financial statements. Pengrowth has provided a reconciliation of comparative amounts to the previously released financial statements prepared under previous GAAP, see Note 16.

The financial statements were authorized for release by the Audit Committee of the Board of Directors on May 5, 2011.

2.
SIGNIFICANT ACCOUNTING POLICIES

The disclosures provided
below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in
Pengrowth’s annual report for the year ended December 31, 2010.

PROPERTY, PLANT AND EQUIPMENT (PP&E) AND EXPLORATION AND
EVALUATION ASSETS

Exploration and Evaluation Assets

Costs of exploring for and evaluating oil and natural gas properties (exploration and evaluation assets or E & E Assets) are capitalized within intangible exploration assets. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E & E Assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on E&E assets.

E & E Assets are not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the production of oil and gas has commenced. A review of each exploration license or field is carried out, at least annually, to ascertain whether proved plus probable reserves have been discovered and production has commenced. Upon determination of proved plus probable reserves and commencement of production, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to oil and natural gas interests, a separate category within PP&E.

PENGROWTH First Quarter 2011 Financial Results

Property, Plant and Equipment

PP&E is stated at cost, less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, and costs attributable to bring the asset into operation, the initial estimate of decommissioning obligation and, for qualifying assets, borrowing costs. When significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.

The cost of PP&E at January 1, 2010, the date of transition to IFRS, was determined in accordance with the deemed cost exemption permitted by IFRS 1 for full cost oil and gas entities. Under this method, the net book value of the oil and natural gas interests, as determined under previous GAAP was allocated to specific cost items based on the pro-rata share of proved plus probable reserve values as of January 1, 2010.

Subsequent Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of
PP&E are recognized in profit or loss as incurred.

Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth would capitalize interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital expenditures over a period greater than one year necessary in order to produce oil or gas from a specific property.

Dispositions

Gains or losses are recognized on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions and complete dispositions. The gain or loss is measured as the difference between the fair value of the proceeds received and the carrying value of the assets disposed. Under previous GAAP, no gain or loss was recorded on dispositions of PP&E unless the disposition caused a change in the depletion rate of 20 percent or greater.

Depletion and Depreciation

The net
carrying value of developed and producing fields or groups of fields are depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Total proved plus probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrated with a 50 percent statistical probability. Under previous GAAP, PP&E was held in a single full cost pool which was depleted over proved reserves, resulting in higher depletion and depreciation expense.

For other assets, depreciation is recognized in profit or loss using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:

• Office Equipment

60 months

• Leasehold Improvements

40 months (lease term)

• Computers

36 months

• Deferred Hydrocarbon Injectants

24 months

Depreciation methods, useful lives and residual values are reviewed annually.

GOODWILL AND BUSINESS COMBINATIONS

Goodwill

Goodwill may arise on business combinations. Goodwill is stated at cost less accumulated impairment.

34

PENGROWTH First Quarter 2011 Financial Results

Acquisitions prior to January 1, 2010

As part of its transition to IFRS, the Corporation elected to not restate business combinations that occurred prior to January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under the Corporation’s previous GAAP.

Acquisitions on or after January 1, 2010

For acquisitions on or after January 1, 2010, goodwill represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the statement of income.

IMPAIRMENT

Non-Financial Assets

Property, Plant and Equipment

For the purpose of impairment testing, property, plant and equipment (PP&E)
is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets – cash generating unit (the “CGU”).

The carrying amounts of PP&E are reviewed at each reporting date to determine whether there is any indication of impairment, such as decreased commodity prices or downward revisions in reserves volumes. If any such indication exists, then the asset’s recoverable amount is estimated.

In the recoverable
amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income.

Under previous GAAP, PP&E was tested for impairment at the total company level. As the unit of measure is smaller under IFRS, it may lead to more frequent impairments at the individual CGU level, as a surplus from one asset will no longer shelter a deficit in another.

Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been permitted to be recognized.

Exploration and Evaluation Assets

E&E assets are tested
for impairment where there is an indication that a particular E&E project may be impaired. Examples of indications of impairment include the decision to no longer pursue the E&E project or expiry of the rights to explore or failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E). In assessing the impairment of E&E assets, the carrying value of the E&E assets would be compared to their estimated recoverable amount, and in certain circumstances, could include any surplus from PP&E impairment testing of related CGUs. The impairment of E&E assets and any eventual impairment thereof would be recognized as additional depletion and depreciation expense in the income statement.

Goodwill

For goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed each year at December 31.
In assessing the impairment of goodwill, the carrying value of goodwill is compared to the excess of the recoverable amount over the carrying amount of the PP&E and E&E assets, as applicable, within the CGU or groups of CGUs where the acquired properties are grouped. An impairment loss is recognized if the carrying amount of the goodwill exceeds the excess of the recoverable amount above the carrying amount of the CGU or CGUs. Any impairment of goodwill is recognized in amortization expense in the income statement.

PENGROWTH First Quarter 2011 Financial Results

An impairment loss in respect of goodwill cannot be reversed.

Financial Assets

A financial asset is assessed at each
reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of income. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the statement of income.

PROVISIONS

A provision is recognized if, as a
result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not permitted for future operating losses.

Asset Retirement Obligations (ARO)

Pengrowth initially
recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO to the extent recognized. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding change made to the carrying amount of the related asset.

Pengrowth has placed cash in segregated remediation trust fund accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy Project (“SOEP”). These funds are reflected in other assets on the balance sheet.

Contract Liabilities Provision

Pengrowth assumed firm pipeline commitments in conjunction with certain acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

DEFERRED INCOME TAXES

Income
tax expense is comprised of current and deferred tax. Income tax expense is recognized in the statement of income except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pengrowth’s policy for income tax uncertainties is that
tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.

Financial
Instruments

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

36

PENGROWTH First Quarter 2011 Financial Results

Financial instruments are classified into one of five categories: (i) fair value through profit or loss,
(ii) held to maturity investments, (iii) loans and receivables, (iv) available for sale financial assets or (v) other liabilities. Pengrowth has designated cash and term deposits as financial assets held at fair value through profit or loss which is measured at fair value. Accounts receivable are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds and other investments have been designated as fair value through profit or loss and are measured at fair value. Any change in the fair value is recognized in income as other income or expense. Bank indebtedness, accounts payable, dividends payable and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

All derivatives must be classified as held for trading and
measured at fair value with changes in fair value over a reporting period recognized in net income. The receipts or payments arising from derivative commodity contracts are included in the realized gain (loss) on commodity risk management.
Unrealized gains and losses on derivative commodity contracts are included in the unrealized gain (loss) on commodity risk management. The difference between the interest payments on the U.K. Pound Sterling denominated debt after the foreign exchange swaps and the interest expense recorded at the average foreign exchange rate is included in interest expense. Unrealized gains (losses) on these swaps are included in foreign exchange gains (losses).

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using the effective interest rate method over the expected life of the debt.

FOREIGN
CURRENCY

Transactions in foreign currencies are translated to Canadian dollars at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign exchange gains and losses are recognized in income.

ESTIMATES

Pengrowth makes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with IFRS. Actual results could differ from those estimates.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are described below:

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts.
Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates,
Pengrowth would be required to record additional impairment expense.

Asset Retirement Obligation

Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to discount future expenses would have a significant effect on the carrying amount of the decommissioning provision.

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the amount of oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the definitions of reserves prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluations Handbook.

PENGROWTH First Quarter 2011 Financial Results

Proved plus probable reserves are defined as the estimated quantities of crude oil, natural gas liquids including condensate and natural gas that geological and engineering data demonstrate a 50% probability of being recovered at the reported level. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgment and are subject to change as additional information becomes available. The estimates are made using all available geological and reservoir data as well as historical production data.
Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in Pengrowth’s plans.

Impairment testing

The impairment testing of PP&E is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

COMPARATIVE FIGURES

Certain comparative figures in the prior periods have been reclassified to conform to the presentation adopted in the current year.

3.
FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9: Financial
Instruments (“IFRS 9”) is expected to be published in three parts. The first part, Phase 1—classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010. IFRS 9, Phase 1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial asset by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. Pengrowth does not expect any significant change to the recognized amounts of financial assets or financial liabilities as a result of the future adoption of IFRS 9, Phase 1, nor has
Pengrowth made any decision as to early adoption.

4.
OTHER ASSETS

As at March 31, 2011

As at December 31, 2010

As at January 1, 2010

Remediation trust funds

$
43,362

$
42,115

$
34,821

Other investments

12,000

12,000

13,151

$
55,362

$
54,115

$
53,011

REMEDIATION TRUST FUNDS

The following reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

SOEP Remediation Trust Fund

Judy Creek Remediation Trust Fund

Total Remediation Trust Funds

Balance, January 1, 2010

$
26,018

$
8,803

$
34,821

Contributions in period

6,496

522

7,018

Remediation expenditures from fund

–

(696
)

(696
)

Investment income in period

615

15

630

Unrealized gain (loss) in period

325

17

342

Balance, December 31, 2010

$
33,454

$
8,661

$
42,115

Contributions in period

1,243

63

1,306

Investment income in period

—

2

2

Unrealized gain (loss) in period

(83
)

22

(61
)

Balance, March 31, 2011

$
34,614

$
8,748

$
43,362

OTHER INVESTMENTS

Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $12.0 million.

38

PENGROWTH First Quarter 2011 Financial Results

5.
PROPERTY, PLANT AND EQUIPMENT

Cost or Deemed Cost

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2010

$
3,709,913

$
61,061

$
3,770,974

Expenditures on property, plant and equipment

283,919

3,625

287,544

Acquisitions through business combinations

49,235

–

49,235

Property acquisition

20,171

–

20,171

Transfers from intangible exploration assets

131,039

–

131,039

Change in asset retirement obligations

(12,949
)

–

(12,949
)

Divestitures

(42,296
)

–

(42,296
)

Balance, December 31, 2010

$
4,139,032

$
64,686

$
4,203,718

Expenditures on property, plant and equipment

128,711

913

129,624

Property acquisition

1,452

–

1,452

Transfers from intangible exploration assets

26,313

–

26,313

Change in asset retirement obligations

1,840

–

1,840

Divestitures

(109
)

–

(109
)

Balance, March 31, 2011

$
4,297,239

$
65,599

$
4,362,838

Accumulated depletion, amortization and impairment losses

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2010

$
–

$
33,790

$
33,790

Depletion and amortization for the period

424,663

7,721

432,384

Disposals

(472
)

–

(472
)

Balance, December 31, 2010

$
424,191

$
41,511

$
465,702

Depletion and amortization for the period

102,333

2,034

104,367

Balance, March 31, 2011

$
526,524

$
43,545

$
570,069

Carrying Amount

Oil and natural gas assets

Other equipment

Total

March 31, 2011

$
3,770,715

$
22,054

$
3,792,769

December 31, 2010

3,714,841

23,175

3,738,016

January 1, 2010

3,709,913

27,271

3,737,184

During the three months ended March 31, 2011, approximately $1.2 million (three months ended March 31, 2010 – $0.9 million) of directly attributable general and administrative costs were capitalized as expenditures on PP&E.

During the three months ended
March 31, 2011, there were no gains recorded on divestitures (three months ended March 31, 2010 – $9.4 million), including asset swaps.

Pengrowth performed an impairment test at January 1, 2010 to assess the recoverable value of the PP&E within each CGU. The recoverable amount of each CGU was based on the higher of value in use or fair value less costs to sell. The estimates of fair value less costs to sell was determined in part using the proved plus probable reserves and January 1, 2010 commodity price forecast of our independent reserves evaluator, discounted at an estimated rate. These prices have been adjusted for commodity price differentials specific to Pengrowth. Based on these assumptions, the estimated recoverable amount was greater than the net book value for each CGU and there was no impairment.

PENGROWTH First Quarter 2011 Financial Results

6.
EXPLORATION AND EVALUATION ASSETS

Cost or Deemed Cost

E&E Assets

Balance, January 1,2010

$
67,597

Additions

53,879

Acquisitions through business combinations

521,132

Transfers to property, plant and equipment

(131,039
)

Balance, December 31, 2010

$
511,569

Additions

11,323

Acquisitions through business combinations

–

Transfers to property, plant and equipment

(26,313
)

Balance, March 31, 2011

$
496,579

E&E assets consist of Pengrowth’s exploration and development projects which are pending the determination of proved and probable reserves and production. Additions represent Pengrowth’s share of costs incurred on E&E assets during the period.

7.
LONG TERM DEBT

As at March 31, 2011

As at December 31, 2010

U.S. dollar denominated senior unsecured notes:

50 million at 5.47 percent due April 2013

$
48,398

$
49,638

71.5 million at 4.67 percent due May 2015

68,966

70,731

400 million at 6.35 percent due July 2017

386,282

396,219

265 million at 6.98 percent due August 2018

255,769

262,354

115.5 million at 5.98 percent due May 2020

111,336

114,206

$
870,751

$
893,148

  U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December
2015

77,452

77,219

  Canadian dollar 15 million senior unsecured notes at 6.61 percent due August
2018

15,000

15,000

Canadian dollar revolving credit facility borrowings

146,000

39,000

Total long term debt

$
1,109,203

$
1,024,367

Current portion of long term debt due April 2010

–

–

Non-current portion of long term debt

$
1,109,203

$
1,024,367

Pengrowth has a committed unsecured $1.0 billion syndicated revolving credit facility, expandable up to $1.25 billion, subject to lender participation. The facility may be renewed at any time prior to its maturity subject to lender approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity. The facility is covenant based and matures on October 29, 2013.

This facility carries floating interest rates that are expected to range between 2.00 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. As at March 31, 2011, the available facility was reduced by drawings of $146 million (December 31, 2010
– $39 million) and outstanding letters of credit in the amount of approximately $23 million (December 31, 2010 – $18 million).

Pengrowth also
maintains a $50 million demand operating facility. As at March 31, 2011, the availability of this facility was reduced by borrowings of approximately $5 million (December 31, 2010 – $22 million) and outstanding letters of credit of approximately $6 million (December 31, 2010 – $5 million). All borrowings under this facility are included in bank indebtedness on the balance sheet.

As of March 31, 2011, an unrealized cumulative foreign exchange gain of $86 million (December 31, 2010 – $63 million gain) has been recognized on the U.S. dollar term notes since the date of issuance. As of March 31, 2011, an unrealized cumulative foreign exchange gain of $36 million (December 31, 2010 – $37 million gain) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.

40

PENGROWTH First Quarter 2011 Financial Results

8.
PROVISIONS

Asset retirement obligations

Contract Liabilities

Total

Balance, January 1, 2010

$
450,611

$
9,680

$
460,291

Assumed in business combinations

12,117

–

12,117

Provisions made during the period

12,097

–

12,097

Provisons disposed during the period

(3,284
)

–

(3,284
)

Provisions settled during the period

(20,926
)

–

(20,926
)

Revisions

(21,294
)

–

(21,294
)

Accretion and amortization

17,747

(1,728
)

16,019

Balance, December 31, 2010

$
447,068

$
7,952

$
455,020

Assumed in business combinations

–

–

–

Provisions made during the period

1,879

–

1,879

Provisons disposed during the period

(38
)

–

(38
)

Provisions settled during the period

(8,723
)

–

(8,723
)

Accretion and amortization

3,881

(419
)

3,462

Balance, March 31, 2011

$
444,067

$
7,533

$
451,600

As of March 31, 2011

Current

$
14,791

$
1,670

$
16,461

Non-current

429,276

5,863

435,139

$
444,067

$
7,533

$
451,600

As of December 31, 2010

Current

$
18,811

$
1,677

$
20,488

Non-current

428,257

6,275

434,532

$
447,068

$
7,952

$
455,020

ASSET RETIREMENT OBLIGATIONS (“ARO”)

Pengrowth has estimated the net present value of its total ARO to be $444 million as at March 31, 2011 (December 31, 2010 – $447 million), based on a total escalated future liability of $1,827 million
(December 31, 2010 – $1,823 million). These costs are expected to be made over 66 years with the majority of the costs incurred between 2041 and 2076. Pengrowth’s discount rate, being the risk free rate related to the liability, of three and one half percent (December 31, 2010 – three and one half percent) and an inflation rate of one and one half percent (December 31, 2010 – one and one half percent) were used to calculate the net present value of the ARO.

9.
INCOME TAXES

A reconciliation of tax (reduction) expense
calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for income taxes is as follows:

Three months ended March 31, 2011

Three months ended March 31, 2010

(Loss) income before taxes

$
(5,766)

$
148,692

Combined federal and provincial tax rate

26.86%

28.50%

Expected income tax (reduction) expense

(1,549)

42,382

Net income of the Trust (1)

–

(17,360)

Foreign exchange (gain) loss (2)

(3,026)

(5,459)

Effect of change in corporate tax rate

(8,591)

(11,203)

Other including stock based compensation (3)

1,973

1,295

Deferred income tax (reduction) expense

$
(11,193)

$
9,655

(1)
Relates to estimated distributions of taxable income at the trust level at March 31, 2010 of $60.9 million x 28.50% where the income tax liability is currently the responsibility of the unitholder.

(2)
Reflects the 50% non-taxable portion of unrealized foreign exchange (gains) losses.

(3)
Primarily expenses that are non-deductible for tax purposes and other adjustments.

PENGROWTH First Quarter 2011 Financial Results

Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows.

Under IFRS, taxable temporary differences in the
stand alone financial statements of Pengrowth Energy Trust must be measured using the top marginal personal tax rate of 39%, as opposed to the corporate tax rate used under previous GAAP of 25%. As Pengrowth Energy Trust had significant unutilized tax pools prior to conversion to a dividend paying corporation on December 31, 2010 this resulted in the recognition of a larger deferred tax asset of approximately $164 million at March 31, 2010 (January 1, 2010 – $164 million). The offset to the increased deferred tax asset was recorded as an adjustment to the opening retained earnings as of January 1, 2010. Upon conversion to a dividend paying corporation on December 31, 2010, this additional deferred tax asset was adjusted to the corporate tax rate of approximately 25% and the de-recognized through earnings on December 31, 2010.

10.
SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue
an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued. Pursuant to a Plan of Arrangement, shareholders’ capital was reduced by the amount of the consolidated deficit upon conversion to a dividend paying corporation on December 31, 2010.

Three months ended March 31, 2011

Year ended December 31, 2010

Common Shares

Number of Common Shares

Amount

Number of Common Shares

Amount

Balance, beginning of period

326,024,040

$
3,171,719

–

$
–

Issued to trust unitholders (1)

–

–

321,910,802

5,270,631

Issued to exchangeable shareholders (1)

–

–

4,113,238

52,567

Share based compensation (cash exercised)

181,253

1,125

–

–

Share based compensation (non-cash exercised)

202,932

2,666

–

–

Issued for cash under Distribution Reinvestment Plan (DRIP)

662,064

7,943

–

–

Elimination of the deficit (Note 16)

–

–

–

(2,151,479
)

Balance, end of period

327,070,289

$
3,183,453

326,024,040

$
3,171,719

(1)
  As a result of the conversion to a dividend paying corporation, all outstanding trust units and exchangeable shares were converted to common shares on
December 31, 2010.

Three months ended March 31, 2011

Year ended December 31, 2010

Trust Units Issued

Number of Trust Units

Amount

Number of Trust Units

Amount

Balance, beginning of period

–

$
–

289,834,790

$
4,927,324

Trust unit based compensation (cash exercised)

–

–

587,314

3,661

Trust unit based compensation (non-cash exercised)

–

–

257,607

3,589

Issued for cash under Distribution Reinvestment Plan (DRIP)

–

–

2,282,912

24,072

Issued for the Monterey business combination

–

–

27,967,959

307,648

Issued on redemption of Exchangeable shares

–

–

980,220

11,339

Issue costs net of tax

–

–

–

(623
)

Change in effective tax rate on issue costs (Note 16)

–

–

–

(6,379
)

Trust units exchanged for common shares under the Arrangement

–

–

(321,910,802
)

(5,270,631
)

Balance, end of period

–

$
–

–

$
–

42

PENGROWTH First Quarter 2011 Financial Results

Three months ended March 31, 2011

Year ended December 31, 2010

Exchangeable Shares

Number of Exchangeable Shares

Amount

Number of Exchangeable Shares

Amount

Balance, beginning of year

–

$
–

–

$
–

Issued for the Monterey business combination

–

–

4,994,426

54,939

Redemptions at fair value of trust units or common shares (Note 16)

–

8,967

Redeemed for trust units

–

–

(973,980
)

(11,339
)

Exchanged for common shares under the Arrangement

–

–

(4,020,446
)

(52,567
)

Balance at December 31, 2010

–

$
–

–

$
–

11.
SHARE BASED COMPENSATION PLANS

Pengrowth has several share
based compensation plans. The Long Term Incentive Plan (LTIP) as described below is used to grant awards of share based compensation on or after January 1, 2011. The long term incentive plans that were used prior to conversion to a corporate entity are being phased out with no new awards to be issued under the previous incentive plans. Up to four and one half percent of the issued and outstanding common shares, in aggregate, may be reserved for issuance under the share based compensation plans.

LONG TERM INCENTIVE PLAN (LTIP)

Effective January 1, 2011, the following plans under the new LTIP were implemented:

(a)
Performance Share Units (PSUs)

PSUs entitle
the holder to a number of common shares to be issued in the third year after grant. PSUs are awarded to employees, officers and special consultants. The number of shares issued will be subject to a performance factor ranging from zero to two times the aggregate of the number of shares granted plus the amount of reinvested notional dividends.

(b)
Restricted Share Units (RSUs)

RSUs are
awarded to employees, officers and special consultants and entitle the holder to a number of common shares plus reinvested notional dividends to be issued at vesting over three years. The RSUs will vest on the first, second and third anniversary date from the date of grant.

(c)
Deferred Share Units (DSUs)

The DSU plan is
currently applicable only for members of the Board of Directors. Each DSU entitles the holder to a number of common shares plus reinvested notional dividends. The DSUs vest upon grant but can only be converted to common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends accruing during the term of the DSUs.

The Board of Directors retains certain discretion with respect to performance criteria and other aspects of the LTIP.

The following provides a continuity of the LTIP:

Three months ended March 31, 2011

PSUs

RSUs

DSUs

Number of share units

Weighted average price

Number of share units

Weighted average price

Number of share units

Weighted average price

Outstanding, beginning of period

–

$
–

–

$
–

–

$
–

Granted

564,366

12.64

794,768

12.64

47,468

12.64

Forfeited

–

–

–

–

–

–

Exercised

–

–

(822
)

13.40

–

–

Deemed DRIP (1)

23

13.36

28

13.36

–

–

Outstanding, end of period

564,389

$
12.64

793,974

$
12.64

47,468

$
12.64

(1)
  Weighted average deemed DRIP price is based on the average of the original grant prices.

PENGROWTH First Quarter 2011 Financial Results

Compensation expense related to PSU, RSU, and DSU plans are based on the fair value of the share units at the date of grant. The fair value of the performance related share units is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant, which has been estimated at 10 to 25 percent for employees and 3 to 15 percent for officers, depending on the vesting period. There is no forfeiture rate applied for DSUs as they vest immediately upon grant. For the performance related share plans, the number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense expensed during the vesting period. The shares are issued from treasury upon vesting.

Pengrowth recorded $1.2 million of the total $3.1 million compensation expense in the three months ended March 31, 2011 related to the LTIP units based on the weighted average grant date fair value of $12.64 per share unit. As at March 31, 2011, the amount of compensation expense to be recognized over the remaining vesting period was $13.9 million or $12.13 per share unit subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 2.2 years.

PREVIOUS LONG TERM INCENTIVE PLAN

(a)
Deferred Entitlement Share Units Plan (formerly the DEU Plan)

The DESU plan comprises of two types of awards being performance and non-performance related share units. The performance related share units issued to each participant at the end of the three year vesting period will be subject to a performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy corporations such that upon vesting, the number of shares issued from treasury may range from zero to two times the total of the number of shares granted plus accrued shares through the deemed reinvestment of notional dividends. The non-performance related share units generally vest equally over three years and entitles the holder in each vesting year to one third of the number of common shares initially granted plus the amount of any reinvested notional dividends.

The following provides a continuity of the DESUs:

March 31, 2011

December 31, 2010

DESUs

Number of DESUs

Weighted average price

Number of DESUs

Weighted average price

Outstanding, beginning of period

2,948,588

$
10.95

2,291,469

$
12.38

Granted

-

-

1,469,536

11.21

Forfeited

(106,481
)

9.95

(548,323
)

11.12

Exercised

(674,416
)

15.17

(459,074
)

18.82

Deemed DRIP (1)

46,148

10.61

194,980

11.20

Outstanding, end of period

2,213,839

$
9.71

2,948,588

$
10.95

Comprised of:

Performance related DESUs

1,435,899

$
8.43

1,957,660

$
10.47

Non-Performance related DESUs

777,940

12.08

990,928

11.91

Outstanding, end of period

2,213,839

$
9.71

2,948,588

$
10.95

(1)
Weighted average deemed DRIP price is based on the average of the original grant prices.

Pengrowth recorded $1.8 million of the total $3.1 million compensation expense in the three months ended March 31, 2011 related to the DESUs (March 31, 2010 -
$2.2 million). As at March 31, 2011, the amount of compensation expense to be recognized over the remaining vesting period was $8.0 million (December 31, 2010 - $10.0 million) or $3.76 per DESU (December 31, 2010 - $4.26 per DESU), subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.6 years (December 31, 2010 – 1.6 years).

The weighted average common share price of the date of exercise of DESUs in the three months ended March 31, 2011 was $12.50 (twelve months ended
December 31, 2010 - $10.71).

44

PENGROWTH First Quarter 2011 Financial Results

(b)
Common Share Rights Incentive Plan (formerly the Trust Unit Rights Incentive Plan)

The Trust Unit Rights Incentive Plan that was effective under the Trust was renamed on conversion the Common Share Rights Incentive Plan. This plan consists of two types of awards being share unit options exercisable at a fixed price and share unit rights exercisable at the original grant price or at a reduced price that is calculated in accordance with the plan. The Common Share Rights Incentive Plan provides the holder the right to purchase common shares over a five year period. In 2010 there were no exercise price reductions under this plan (2009 - $0.03 per share unit right).

Three months ended March 31, 2011

Year Ended December 31, 2010

Number outstanding

Weighted average price

Number outstanding

Weighted average price

Outstanding, beginning of period

3,583,766

$
12.70

5,455,598

$
12.23

Granted (1)

–

–

30,144

11.22

Forfeited

(282,519
)

18.61

(1,314,662
)

13.59

Exercised

(181,253
)

6.20

(587,314
)

6.23

Outstanding, end of period

3,119,994

$
12.55

3,583,766

$
12.70

Comprised of:

Share Unit Options

1,450,466

$
7.11

1,646,445

$
7.02

Share Unit Rights

1,669,528

17.27

1,937,321

17.53

Outstanding, end of period

3,119,994

$
12.55

3,583,766

12.70

(1)
Weighted average exercise price of rights granted is based on the exercise price at the date of grant.

Pengrowth recorded $0.1 million of the total $3.1 million compensation expense in the three months ended March 31, 2011 related to the common share rights incentive plan during the three months ended March 31, 2011 was $0.1 million (March 31, 2010 – $0.4 million). As at March 31, 2011, the amount of compensation expense to be recognized over the remaining vesting period was $0.1 million
(December 31, 2010 – $0.2 million), or $0.01 per share unit right (December 31, 2010 - $0.04 per share unit right). The unrecognized compensation cost will be expensed to net income over the weighted average remaining vesting period of 0.5 years (December 31, 2010 – 0.4 years).

12.
OTHER CASH FLOW DISCLOSURES

Pengrowth made certain
presentation changes under IFRS that differ from previous GAAP. Under IFRS, the amount of cash interest paid is presented as a use of cash in financing activities and, expenditures on remediation and injectant purchases are presented as a use of cash in investing activities. These items were presented as a use of cash in operating activities under previous GAAP (see Note 16).

Change in Non-Cash Operating Working Capital

Cash provided by (used for):

Three months ended March 31, 2011

Three months ended March 31, 2010

Accounts receivable

$
10,491

$
4,009

Accounts payable

(26,443
)

(4
)

$
(15,952
)

$
4,005

Change in Non-Cash Investing Working Capital

Cash provided by (used for):

Three months ended March 31, 2011

Three months ended March 31, 2010

Accounts receivable

$
–

$
495

Accounts payable and capital accruals

(4,360
)

6,794

$
(4,360
)

$
7,289

PENGROWTH First Quarter 2011 Financial Results

13.
AMOUNTS PER SHARE

The following reconciles the weighted
average number of shares used in the basic and diluted net income per share calculations:

Three months ended March 31, 2011

Three months ended March 31, 2010

Weighted average number of shares – basic

326,372,900

290,185,445

Dilutive effect of share based compensation plans

2,159,484

1,887,657

Weighted average number of shares – diluted

328,532,384

292,073,102

For the three months ended March 31, 2011, 1.7 million shares (three months ended March 31, 2010 – 2.5 million)
issuable on exercise of the share based compensation plans were excluded from the diluted net income per share calculation as their effect is anti-dilutive.

14.
FINANCIAL INSTRUMENTS

MARKET RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices.
Market risk is composed of commodity price risk, foreign currency risk and interest rate risk.

Commodity Price Risk

As at March 31, 2011, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

Reference Point

Volume (bbl/d)

Remaining Term

Price per bbl

Financial:

WTI (1)

16,000

Apr 1, 2011 - Dec 31, 2011

$
90.97

Cdn

WTI (1)

10,000

Jan 1, 2012 - Dec 31, 2012

95.12

Cdn

(1)
Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

Natural Gas:

Reference Point

Volume (MMbtu/d)

Remaining Term

Price per MMbtu

Financial:

AECO

45,021

Apr 1, 2011 - Dec 31, 2011

$
5.60

Cdn

Chicago MI (1)

5,000

Apr 1, 2011 - Dec 31, 2011

6.78

Cdn

AECO

4,739

Jan 1, 2012 - Dec 31, 2012

4.38

Cdn

(1)
Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

The
above commodity risk management contracts are recorded on the balance sheet at fair value with changes in fair value included in net income.

The fair
value of the commodity risk management contracts are recorded as current and not-current assets and liabilities on a contract by contract basis.

Commodity Price Sensitivity

Each Cdn $1 per barrel change
in future oil prices would result in approximately Cdn $8.1 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at March 31, 2011 (March 31, 2010 – $3.6 million). Similarly, each Cdn $0.25 per
MMbtu change in future natural gas prices would result in approximately Cdn $3.9 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (March 31, 2010 – $10.5 million).

As of close March 31, 2011, the AECO spot price gas price was approximately $3.76/MMbtu (March 31, 2010 – $3.68/MMbtu), the WTI prompt month price was US
$106.72 per barrel (March 31, 2010 – $83.76 per barrel).

46

PENGROWTH First Quarter 2011 Financial Results

Power Price Risk

As at March 31, 2011, Pengrowth had fixed the price applicable to future power costs as follows:

Power:

Reference Point

Volume (MW)

Remaining Term

Price per MW

Financial:

AESO

25

Apr 1, 2011 - Dec 31, 2011

$
46.34

Cdn

As of close March 31, 2011, the Alberta average power pool spot price was approximately $26.95/MW (March 31, 2010 —
$25.51/MW).

The above power risk management contracts are classified recorded at fair value on the balance sheet and split between current and not-current assets and liabilities on a contract by contract basis. The change in the power risk management contracts during the period is recognizes as an unrealized gain or loss on the statement of income.

Power Price Sensitivity

Each Cdn $1 per MW change in future
power prices would result in approximately Cdn $0.2 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at March 31, 2011 ((March 31, 2010—$0.2 million).

Foreign Exchange Risk

Pengrowth is exposed to
foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.

Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments. Pengrowth has not entered into any contracts to mitigate the foreign exchange risk associated with the U.S. dollar denominated term notes as the U.S. dollar denominated interest payments partially offset
U.S. dollar denominated revenues.

Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling
50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar.

Foreign Exchange Rate Sensitivity

The
following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at March 31, 2011

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

–

577

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at March 31, 2010

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
8,650

$
500

Unrealized foreign exchange risk management gain or loss

–

580

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates.

Interest Rate Sensitivity

As at March 31, 2011,
Pengrowth has approximately $1.1 billion of long term debt (December 31, 2010 — $1.0 billion) of which $146 million (December 31, 2010 — $39 million) is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $0.4 million for the three months ended March 31, 2011 (three months ended March 31, 2010 – $0.1 million).

PENGROWTH First Quarter 2011 Financial Results

Summary of Risk Management Contracts

Pengrowth’s risk management contracts are recorded on the balance sheet at their estimated fair value and realized and unrealized gains and losses are included in the income statement.

The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the income statement:

As at and for the period ended March 31, 2011

Commodity risk management contracts(1)

Power risk management contracts(2)

Foreign exchange risk management contracts(3)

Total

Current portion of risk management assets

$
1,427

$
3,761

$
–

$
5,188

Non-current portion of risk management assets

–

–

–

–

Current portion of risk management liabilities

(47,845
)

–

(1,257
)

(49,102
)

Non-current portion of risk management liabilities

(23,922
)

–

(23,505
)

(47,427
)

Risk management (liabilities) assets, end of period

(70,340
)

3,761

(24,762
)

(91,341
)

Risk management (liabilities) assets at beginning of period

(2,085
)

870

(25,929
)

(27,144
)

Unrealized gain (loss) on risk management contracts for the period

(68,255
)

2,891

1,167

(64,197
)

Realized gain (loss) on risk management contracts for the period

3,122

1,928

(601
)

4,449

  Total unrealized and realized gain (loss) on risk management contracts for the period

$
(65,133
)

$
4,819

$
566

$
(59,748
)

As at and for the period ended March 31, 2010

Commodity risk management contracts(1)

Power risk management contracts(2)

Foreign exchange risk management contracts(3)

Total

Current portion of risk management assets

$
52,154

$
–

$
–

$
52,154

Non-current portion of risk management assets

7,860

–

–

7,860

Current portion of risk management liabilities

(5,766
)

(403
)

(1,306
)

(7,475
)

Non-current portion of risk management liabilities

–

(10
)

(23,035
)

(23,045
)

Risk management (liabilities) assets, end of period

54,248

(413
)

(24,341
)

29,494

Risk management assets (liabilities) at beginning of period

(9,034
)

–

(17,789
)

(26,823
)

Unrealized (loss) gain on risk management contracts for the period

63,282

(413
)

(6,552
)

56,317

Realized gain (loss) on risk management contracts for the period

7,022

(297
)

(545
)

6,180

  Total unrealized and realized (loss) gain on risk management contracts for the period

$
70,304

$
(710
)

$
(7,097
)

$
62,497

(1)
Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.

(2)
Unrealized gains and losses are included in other expenses (income). Realized gains and losses are included in operating expenses.

(3)
Unrealized gains and losses are presented as a separate caption in expenses. Realized gains and losses are included in interest expense.

FAIR VALUE

The fair value of accounts receivable,
accounts payable, bank indebtedness, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and investment in private company are equal to their carrying amount as these assets are classified as fair value through profit or loss and carried at fair value.

48

PENGROWTH First Quarter 2011 Financial Results

The following tables provide fair value measurement information for financial assets and liabilities as of
March 31, 2011 and December 31, 2010.

Fair Value Measurements Using:

As at March 31, 2011

Carrying Amount

Fair Value

Quoted Prices in Active Markets (Level 1)

Significant Other Observable Inputs (Level 2)

Significant Unobservable Inputs (Level 3)

Financial Assets

Remediation trust funds

$
43,362

$
43,362

$
43,362

$
–

$
–

Fair value of risk management contracts

5,188

5,188

–

5,188

–

Investment in Private Corporation

12,000

12,000

12,000

Financial Liabilities

U.S. dollar denominated senior unsecured notes

870,751

952,620

–

952,620

–

Cdn dollar senior unsecured notes

15,000

15,511

–

15,511

–

U.K. Pound Sterling denominated unsecured notes

77,452

83,633

–

83,633

–

Fair value of risk management contracts

(96,529
)

(96,529
)

–

(96,529
)

–

As at December 31, 2010

Carrying Amount

Fair Value

Quoted Prices in Active Markets (Level 1)

Significant Other Observable Inputs (Level 2)

Significant Unobservable Inputs (Level 3)

Financial Assets

Remediation trust funds

$
42,115

$
42,115

$
42,115

$
–

$
–

Fair value of risk management contracts

13,550

13,550

–

13,550

–

Investment in Private Corporation

12,000

12,000

–

12,000

Financial Liabilities

U.S. dollar denominated senior unsecured notes

893,148

988,949

–

988,949

–

Cdn dollar senior unsecured notes

15,000

15,735

–

15,735

–

U.K. Pound Sterling denominated unsecured notes

77,219

84,599

–

84,599

–

Fair value of risk management contracts

40,694

40,694

–

40,694

–

Level 1 Fair Value Measurements

Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.

Level 2
Fair Value Measurements

Risk management contracts – the fair value of the risk management contracts is based on commodity and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Term notes – the fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

PENGROWTH First Quarter 2011 Financial Results

Level 3 Fair Value Measurements

Investment in Private Corporation – the fair value of the investment in Private Corporation is determined considering several factors, particularly the issue price of the shares in the most recent private placement. There have been no changes to the fair value in the three months ended March 31, 2011 or in the year ended December 31, 2010.

CREDIT RISK

Pengrowth considers amounts over 90 days as past due. As at March 31, 2011, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts during 2011 and 2010 and has no significant bad debt provision at March 31, 2011. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

LIQUIDITY RISK

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at March 31, 2011

Carrying Amount

Contractual Cash Flows

Within 1 year

1-2 years

2-5 years

More than 5 years

Cdn dollar revolving credit facility (1)

$
146,000

$
149,929

$
1,525

$
1,525

$
146,879

$
–

Cdn dollar senior unsecured notes (1)

15,000

22,334

994

992

2,977

17,371

U.S. dollar denominated senior unsecured notes (1)

870,751

1,242,901

55,300

55,123

272,727

859,751

  U.K. Pound Sterling denominated unsecured
notes (1)

77,452

97,628

4,258

4,247

89,123

–

Remediation trust fund payments

–

12,500

250

250

750

11,250

Commodity risk management contracts

23,922

24,524

–

24,524

–

–

Foreign exchange risk management contracts

23,505

150

30

30

90

–

  (1)    Contractual cash flows include future interest payments
calculated at period end exchange rates and interest rates.

As at December 31, 2010

Carrying Amount

Contractual Cash Flows

Within 1 year

1-2 years

2-5 years

More than 5 years

Cdn dollar revolving credit facility (1)

$
39,000

$
42,644

$
1,289

$
1,289

$
40,066

$
–

Cdn dollar senior unsecured notes (1)

15,000

22,578

992

992

2,975

17,619

U.S. dollar denominated senior unsecured notes (1)

893,148

1,288,764

56,571

56,571

281,108

894,514

  U.K. Pound Sterling denominated unsecured
notes (1)

77,219

98,393

4,235

4,235

89,923

–

Remediation trust fund payments

–

12,500

250

250

750

11,250

Commodity risk management contracts

6,736

6,911

–

6,911

–

–

Foreign exchange risk management contracts

24,680

150

30

30

90

–

(1)
Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.

15.
FOREIGN EXCHANGE (GAIN) LOSS

Three months ended March 31, 2011

Three months ended March 31, 2010

  Unrealized foreign exchange (gain) loss on translation of U.S. dollar denominated debt

$
(22,550
)

$
(30,449
)

  Unrealized foreign exchange (gain) loss on translation of U.K. pound sterling denominated debt

216

(7,860
)

(22,334
)

(38,309
)

Unrealized loss (gain) on foreign exchange risk management contracts

(1,167
)

6,552

Unrealized foreign exchange (gain)

$
(23,501
)

$
(31,757
)

Realized foreign exchange loss

$
75

$
30

50

PENGROWTH First Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AT THE DATE OF IFRS TRANSITION – JANUARY 1, 2010

(unaudited)

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Accounts receivable

$
182,342

$
–

$
–

$
182,342

Fair value of risk management contracts

14,001

14,001

Future income taxes (e)

969

(969
)

–

197,312

(969
)

–

196,343

Other assets (d)

46,027

6,984

53,011

Deferred income taxes (e)

(180,671
)

221,588

40,917

Property, plant and equipment (a)

3,789,369

(67,597
)

15,412

3,737,184

Exploration and evaluation assets (a)

67,597

67,597

Goodwill (c)

660,896

660,896

TOTAL ASSETS

$
4,693,604

$
(181,640
)

$
243,984

$
4,755,948

LIABILITIES AND UNITHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
11,563

$
–

$
–

$
11,563

Accounts payable

185,337

185,337

Distributions payable to unitholders

40,590

40,590

Fair value of risk management contracts

17,555

17,555

Contract liabilities (b)

1,728

(1,728
)

–

Current portion of long-term debt

157,546

157,546

Current portion of provisions (b)

–

21,227

21,227

414,319

19,499

–

433,818

Fair value of risk management contracts

23,269

23,269

Contract liabilities (b)

7,952

(7,952
)

–

Convertible debentures

74,828

74,828

Long term debt

907,599

907,599

Provisions (b)

–

277,249

161,815

439,064

Asset retirement obligations (b)

288,796

(288,796
)

–

Future income taxes (e)

181,640

(181,640
)

–

1,898,403

(181,640
)

161,815

1,878,578

Trust Unitholders’ Equity

Trust unitholders’ capital (f)

4,920,945

6,379

4,927,324

Equity portion of convertible debentures

160

160

Contributed surplus

18,617

18,617

Deficit (f)

(2,144,521
)

75,790

(2,068,731
)

2,795,201

–

82,169

2,877,370

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY

$
4,693,604

$ (181,640
)

$
243,984

$
4,755,948

PENGROWTH First Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AS AT MARCH 31, 2010

(unaudited)

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Accounts receivable

$
179,581

$
–

$
–

$
179,581

Fair value of risk management contracts

52,154

52,154

231,735

–

–

231,735

Fair value of risk management contracts

7,860

7,860

Other assets (d)

50,419

6,994

57,413

Deferred income taxes (e)

(179,716)

210,978

31,262

Property, plant and equipment (a)

3,678,304

(76,397)

56,567

3,658,474

Exploration and evaluation assets (a)

–

76,397

76,397

Goodwill (c)

660,896

660,896

TOTAL ASSETS

$
4,629,214

$
(179,716)

$
274,539

$
4,724,037

LIABILITIES AND UNITHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
36,983

$
36,983

Accounts payable

183,300

183,300

Distributions payable to unitholders

40,721

40,721

Fair value of risk management contracts

7,475

7,475

Future income taxes (e)

12,583

(12,583)

–

Contract liabilities (b)

1,715

(1,715)

–

Current portion of provisions (b)

21,359

21,359

282,777

7,061

–

289,838

Fair value of risk management contracts

23,045

23,045

Contract liabilities (b)

7,533

(7,533)

–

Long term debt

1,007,072

1,007,072

Provisions (b)

–

277,981

162,149

440,130

Asset retirement obligations (b)

290,092

(290,092)

–

Future income taxes (e)

167,133

(167,133)

–

1,777,652

(179,716)

162,149

1,760,085

Trust Unitholders’ Equity

Trust unitholders’ capital (f)

4,930,114

6,379

4,936,493

Contributed surplus

18,190

18,190

Deficit (f)

(2,096,742)

106,011

(1,990,731)

2,851,562

–

112,390

2,963,952

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY

$
4,629,214

$
(179,716)

$
274,539

$
4,724,037

52

PENGROWTH First Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AS AT DECEMBER 31, 2010

(unaudited)

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Cash and cash equivalents

$
2,849

$
–

$
–

$
2,849

Accounts receivable (Net)

189,616

189,616

Fair value of risk management contracts

13,550

13,550

206,015

–

–

206,015

Other assets (d)

47,114

7,001

54,115

Property, plant and equipment (a)

4,076,976

(511,569
)

172,609

3,738,016

Exploration and evaluation assets (a)

511,569

511,569

Goodwill (c)

712,661

4,230

716,891

TOTAL ASSETS

$
5,042,766

$
–

$
183,840

$
5,226,606

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
22,000

$
22,000

Accounts payable

240,952

240,952

Dividends payable

22,534

22,534

Fair value of risk management contracts

9,278

9,278

Future income taxes (e)

1,203

(1,203
)

–

Contract liabilities (b)

1,677

(1,677
)

–

Current portion of provisions (b)

–

20,488

–

20,488

297,644

17,608

–

315,252

Fair value of risk management contracts

31,416

31,416

Contract liabilities (b)

6,275

(6,275
)

–

Long term debt

1,024,367

1,024,367

Asset retirement obligations (b)

259,538

(259,538
)

–

Provisions (b)

–

247,002

187,530

434,532

Deferred income taxes (e)

237,753

941

238,694

Future income taxes (e)

236,550

(236,550
)

–

–

$
1,855,790

$
–

$
188,471

$
2,044,261

SHAREHOLDERS’ EQUITY

Shareholders’ capital (f)

3,167,383

(4,631
)

8,967

3,171,719

Contributed surplus

19,593

(8,967
)

10,626

Deficit (f)

–

4,631

(4,631
)

–

3,186,976

–

(4,631
)

3,182,345

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

$
5,042,766

$
–

$
183,840

$
5,226,606

PENGROWTH First Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF INCOME STATEMENT FROM PREVIOUS GAAP TO IFRS

THREE MONTHS ENDED MARCH 31,
2010

(unaudited)

  Previous
GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

REVENUES

Oil and gas sales

$
358,131

$
2,043

$

–

$
360,174

Royalties, net of incentives

(77,913
)

(77,913
)

280,218

2,043

–

282,261

Unrealized (loss) gain on commodity risk management

63,282

63,282

Processing and other income

7,185

7,185

350,685

2,043

–

352,728

EXPENSES

Operating

91,858

91,858

Transportation

3,306

2,043

5,349

Amortization of injectants for miscible floods (g)

4,534

(4,534
)

–

Interest and financing charges (g)

18,148

(18,148
)

–

General and administrative (g)

14,219

14,219

Realized foreign exchange loss (g)

30

(30
)

–

Unrealized foreign exchange (gain) (g)

(31,757
)

31,757

–

Depletion, depreciation and amortization (a) (g)

133,824

4,534

(30,292
)

108,066

Accretion (g)

5,618

(5,618
)

–

Other expenses (income) (g)

3,044

(3,044
)

–

242,824

6,960

(30,292
)

219,492

OPERATING INCOME (LOSS)

107,861

(4,917
)

30,292

133,236

OTHER (INCOME) EXPENSE ITEMS

Gain on disposition of properties (a)

(9,370
)

(9,370
)

Realized foreign exchange loss (g)

30

30

Unrealized foreign exchange (gain) loss (g)

(31,757
)

(31,757
)

Interest and financing charges (g)

18,148

18,148

Accretion (g)

5,618

(1,159
)

4,459

Other (income) expense (g)

3,044

(10
)

3,034

–

(4,917
)

(10,539
)

(15,456
)

INCOME BEFORE TAXES

107,861

–

40,831

148,692

Future income tax (reduction) expense

(955
)

10,610

9,655

NET INCOME AND COMPREHENSIVE INCOME

$
108,816

$
–

$
30,221

$
139,037

Deficit, beginning of period

(2,144,521
)

75,790

(2,068,731
)

Distributions declared

(61,037
)

(61,037
)

DEFICIT, END OF PERIOD

$
(2,096,742
)

$
–

$
106,011

$
(1,990,731
)

Net income per unit

Basic

$
0.37

$
0.48

Diluted

$
0.37

$
0.48

54

PENGROWTH First Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF INCOME STATEMENT FROM PREVIOUS GAAP TO IFRS

YEAR ENDED DECEMBER 31, 2010

(unaudited)

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

REVENUES

Oil and gas sales

$
1,353,283

$
9,370

$
–

$
1,362,653

Royalties, net of incentives

(252,699
)

(252,699
)

1,100,584

9,370

–

1,109,954

Unrealized (loss) gain on commodity risk management

6,949

6,949

Processing and other income

20,598

20,598

1,128,131

9,370

–

1,137,501

EXPENSES

Operating

371,716

371,716

Transportation

15,739

9,370

25,109

Amortization of injectants for miscible floods (g)

15,056

(15,056
)

–

Interest and financing charges (g)

70,464

(70,464
)

–

General and administrative (g)

50,894

50,894

Realized foreign exchange loss (g)

2,061

(2,061
)

–

Unrealized foreign exchange (gain) (g)

(49,918
)

49,918

–

Depletion, depreciation and amortization (a) (g)

529,396

15,056

(112,071
)

432,381

Accretion (g)

22,960

(22,960
)

–

Gain on equity investment (g)

(73,756
)

73,756

–

Other expenses (income) (g)

(11,909
)

11,909

–

942,703

49,468

(112,071
)

880,100

OPERATING INCOME (LOSS)

185,428

(40,098
)

112,071

257,401

OTHER (INCOME) EXPENSE ITEMS

Gain on equity investment (g)

(73,756
)

(73,756
)

Gain on disposition of properties (a)

(18,425
)

(18,425
)

Realized foreign exchange loss (g)

2,061

2,061

Unrealized foreign exchange (gain) (g)

(49,918
)

(49,918
)

Interest and financing charges (g)

70,464

70,464

Accretion (g)

22,960

(5,216
)

17,744

Other (income) expense (g)

(11,909
)

(17
)

(11,926
)

–

(40,098
)

(23,658
)

(63,756
)

INCOME BEFORE TAXES

185,428

–

135,729

321,157

Future income tax (reduction) expense

(44,829
)

216,150

171,321

NET INCOME AND COMPREHENSIVE INCOME

$
230,257

$
–

$
(80,421
)

$
149,836

Deficit, beginning of year

(2,144,521
)

75,790

(2,068,731
)

Distributions declared

(232,584
)

–

(232,584
)

Elimination of deficit

2,146,848

–

4,631

2,151,479

DEFICIT, END OF YEAR

$
–

$
–

$
–

$
–

Net income per unit

Basic

$
0.76

$
0.47

Diluted

$
0.76

$
0.46

PENGROWTH First Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF CASH FLOWS FROM PREVIOUS GAAP TO IFRS

THREE MONTHS ENDED
MARCH 31, 2010

(unaudited)

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
108,816

$
–

$
30,221

$
139,037

Depletion, depreciation and accretion (a) (g)

139,442

4,534

(31,451
)

112,525

Amortization of injectants (g)

4,534

(4,534
)

–

Purchase of injectants

(5,170
)

5,170

Expenditures on remediation

(4,730
)

4,730

Deferred income tax reduction (d)

(955
)

10,610

9,655

Contract liability amortization

(432
)

(432
)

Unrealized foreign exchange (gain) loss (g)

(31,757
)

(31,757
)

  Unrealized (gain) loss on commodity risk management
(f)

(63,282
)

(63,282
)

Trust unit based compensation

2,631

2,631

Gain on sale of assets (a)

(9,370
)

(9,370
)

Interest and financing charges (g)

18,148

18,148

Other items

2,461

(10
)

2,451

Changes in non-cash operating working capital

(4,822
)

8,827

–

4,005

146,736

36,875

–

183,611

FINANCING

Distributions paid

(60,906
)

(60,906
)

Bank indebtedness

25,420

25,420

Redemption of convertible debentures

(76,610
)

(76,610
)

Repayment of long term debt

(20,000
)

(20,000
)

Interest paid (f)

(26,975
)

(26,975
)

Proceeds from issue of trust units

6,111

6,111

(125,985
)

(26,975
)

–

(152,960
)

INVESTING

Capital expenditures

(63,636
)

(63,636
)

Expenditures on remediation

(4,730
)

(4,730
)

Other property acquisitions

(885
)

(885
)

Purchase of injectants

(5,170
)

(5,170
)

Proceeds on property dispositions

41,062

41,062

Other investments

(2,906
)

(2,906
)

Change in remediation trust funds

(1,675
)

(1,675
)

Change in non-cash investing working capital

7,289

–

–

7,289

(20,751
)

(9,900
)

–

(30,651
)

CHANGE IN CASH AND CASH EQUIVALENTS

–

–

–

–

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

–

–

–

–

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
–

$
–

$
–

$
–

56

PENGROWTH First Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF CASH FLOWS FROM PREVIOUS GAAP TO IFRS

YEAR ENDED DECEMBER
31, 2010

(unaudited)

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
230,257

$
–

$
(80,421
)

$
149,836

Depletion, depreciation and accretion (a) (g)

552,356

15,056

(117,287
)

450,125

Amortization of injectants (g)

(44,829
)

216,150

171,321

Contract liability amortization

(1,728
)

(1,728
)

Amortization of injectants (g)

15,056

(15,056
)

–

Purchase of injectants

(9,324
)

9,324

–

Expenditures on remediation

(20,926
)

20,926

–

Unrealized foreign exchange (gain) loss (g)

(49,918
)

–

(49,918
)

Unrealized (gain) loss on commodity risk management (g)

(6,949
)

(6,949
)

Share based compensation

4,565

4,565

Gain on sale of assets (a)

(18,425
)

(18,425
)

Non-cash gain on equity investment

(73,756
)

(73,756
)

Interest and financing charges (g)

70,464

70,464

Other items

1,192

(17
)

1,175

Changes in non-cash operating working capital

9,999

1,064

–

11,063

605,995

101,778

–

707,773

FINANCING

Distributions paid

(250,640
)

(250,640
)

Bank indebtedness

10,437

10,437

Redemption of convertible debentures

(76,610
)

(76,610
)

Repayment of Monterey bank debt

(41,883
)

(41,883
)

Repayment of long term debt

(172,600
)

(172,600
)

Private placement of term notes, net of costs

189,902

189,902

Interest paid (f)

(71,528
)

(71,528
)

Proceeds from equity issues

26,980

26,980

Other financing costs

(3,110
)

(3,110
)

(317,524
)

(71,528
)

–

(389,052
)

INVESTING

Capital expenditures

(333,842
)

(333,842
)

Expenditures on remediation

(20,926
)

(20,926
)

Other property acquisitions

(20,171
)

(20,171
)

Proceeds on property dispositions

60,721

60,721

Purchase of injectants

(9,324
)

(9,324
)

Other investments

(2,906
)

(2,906
)

Change in remediation trust funds

(6,952
)

(6,952
)

Change in non-cash investing working capital

17,528

–

–

17,528

(285,622
)

(30,250
)

–

(315,872
)

CHANGE IN CASH AND CASH EQUIVALENTS

2,849

–

–

2,849

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

–

–

–

–

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
2,849

$
–

$
–

$
2,849

PENGROWTH First Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

(a) Property, Plant and Equipment and Exploration and Evaluation Assets

IFRS 1 election for full cost oil and gas entities

Pengrowth elected to utilize an IFRS 1 exemption whereby
the full cost pool using previous GAAP was measured upon transition to IFRS as follows:

(i) E&E assets were reclassified from the
full cost pool to E&E assets at the amount that was recorded under previous GAAP; and

(ii) the remaining full cost pool was
allocated to the producing/development assets and components pro rata using total proved plus probable reserve values at January 1, 2010.

This
resulted in a $67 million at January 1, 2010 (March 31, 2010—$76 million, December 31, 2010—$512 million) increase in E&E assets with a corresponding decrease in PP&E, with no impact on deferred taxes. The increase in E&E assets during 2010 is due to capitalization of ongoing E+E expenditures and the acquisition of significant E&E assets in the Monterey acquisition.

Depletion

Under IFRS, depletion is calculated on a unit of production basis using total proved plus probable reserves as compared to total proved reserves under previous GAAP. As a result of this change, the depletion expense decreased by approximately $30 million for the three months ended March 31, 2010 (year ended December 31, 2010 –
$112 million decrease).

Gains on disposition

In
the three months ended March 31, 2010, Pengrowth recorded a gain on disposition of $9 million (year ended December 31, 2010—$18 million). For the three months ended March 31, 2010, approximately $8 million related to the disposition of producing properties and the sale of a royalty interest in certain non-core properties and the remaining $1 million related to asset swaps (year ended December 31, 2010 – $15 million and $3 million, respectively).

Other

The IFRS opening balance sheet at
January 1, 2010 was adjusted to correct for an immaterial amount related to previously expensed general and administrative costs and operating costs that should have been capitalized. This resulted in an increase of $15.4 million to PP&E over the amount recorded under previous GAAP as at January 1, 2010.

As of January 1, 2010, PP&E increased $15 million (March 31, 2010
– $57 million, December 31, 2010 – $173 million) compared to previous GAAP due to these changes. The estimated after tax effect of these changes can be quantified as follows:

As at January 1, 2010

As at March 31, 2010

As at December 31, 2010

Increase to property, plant and equipment due to:

Costs previously expensed

$
15,412

$
15,412

$
15,412

Gain on dispositions

–

9,370

18,425

Depletion

–

30,292

112,071

Changes in asset retirement obligations

–

1,493

26,701

15,412

56,567

172,609

Amounts not affecting deficit

Changes in asset retirement obligations

-

(1,493
)

(26,701
)

15,412

55,074

145,908

Tax Effect

(4,403
)

(14,709
)

(38,313
)

Decrease to deficit

$
11,009

$
40,365

$
107,595

(b) Provisions

Under IFRS,
contract liabilities and ARO are classified as provisions.

Accounting for contract liabilities remains unchanged under IFRS.

58

PENGROWTH First Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

ARO
is calculated using a risk free discount rate of four percent and an inflation rate of two percent under IFRS, at January 1, 2010 (March 31, 2010 – four percent discount rate and two percent inflation rate, December 31, 2010 –
three and one-half percent discount rate and one and one-half percent inflation rate) as compared to a credit adjusted risk free rate of eight percent and a two percent inflation rate under previous GAAP. The effect of using a risk free discount rate of four percent resulted in an increase of $360 million to the ARO liability which was partially offset by changes to timing and cost estimates of $198 million on transition to IFRS. Further revisions to the risk free discount rate to three and one-half percent and the inflation rate to one and one-half percent resulted in a further $26 million increase for a total increase of $187 million to ARO as at December 31, 2010 compared to previous GAAP. Due to the use of the aforementioned
IFRS 1 election for full cost oil and gas entities, the offset to the increase to the ARO is required to be recognized directly in the opening deficit at the date of transition. In addition, $19 million of these expenditures are expected to be made in 2010 and are thus classified as current liabilities at January 1, 2010 (March 31, 2010 – $20 million, December 31, 2010 – $19 million).

Use of the risk free discount rate of three and one-half percent and inflation rate of two percent resulted in an increase to the ARO assumed upon the acquisition of Monterey of $4 million, which is offset by an increase to goodwill.

For the three months ended March 31, 2010, accretion of ARO decreased approximately $1 million (year ended December 31,
2010 – $5 million) compared to previous GAAP, due to the use of the different discount rates. Net additions to ARO for the three months ended March 31, 2010 were approximately $1.9 million under IFRS as compared to $0.4 million under previous GAAP (year ended December 31, 2010 – $8.8 million under IFRS as compared to $2.8 million under previous GAAP).

The effect on
Provisions of the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at March 31, 2010

As at December 31, 2010

Increase to ARO due to:

Initial change in discount rate

$
359,884

$
359,884

$
359,884

Initial change in timing and cost assumptions

(198,069
)

(198,069
)

(198,069
)

ARO additions

–

1,493

6,025

ARO accretion

–

(1,159
)

(5,216
)

ARO revisions

–

–

20,676

ARO assumed in business combinations

–

–

4,230

161,815

162,149

187,530

Amounts not affecting deficit

ARO additions

–

(1,493
)

(6,025
)

ARO revisions

–

–

(20,676
)

ARO assumed in business combinations

–

–

(4,230
)

161,815

160,656

156,599

Tax Effect

(63,108
)

(62,807
)

(38,259
)

Increase to deficit

$
98,707

$
97,849

$
118,340

(c) Goodwill

Under IFRS,
the asset retirement obligation assumed upon acquisition of Monterey Exploration is valued using the above noted IFRS discount and inflation rate. All other assets and liabilities assumed, as well as consideration paid, in this business combination is unchanged under IFRS as compared to previous GAAP. As a result, the increase in the asset retirement obligation assumed results in a corresponding increase in goodwill of $4 million at December 31, 2010 (January 1, 2010 – NIL,
March 31, 2010 – NIL).

(d) Other assets

Pengrowth re-designated the Judy Creek Remediation Trust Fund and the Private Company Investment as fair-value-through-profit-or-loss upon transition to IFRS and recorded these assets at fair value. Changes in the fair value are recognized in income. The effect of the transition to IFRS was a $7 million increase to other assets at January 1, 2010 (March 31, 2010 – $7 million, December 31,
2010 – $7 million) with a corresponding increase to opening retained earnings upon transition to IFRS.

PENGROWTH First Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

The
effect on Other Assets of the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at March 31, 2010

As at December 31, 2010

Increase in other assets due to:

Increase in private company investment

$
7,000

$
7,000

$
7,000

Increase (decrease) in remediation funds

(16
)

(6
)

1

$
6,984

$
6,994

$
7,001

Tax Effect

(891
)

(894
)

(887
)

Decrease to deficit

$
6,093

$
6,100

$
6,114

(e) Deferred income taxes

Under IFRS, deferred income taxes are reported as a non-current liability resulting in a reclassification of the $1 million deferred tax asset to be netted against long term deferred tax liabilities at January 1, 2010, a reclassification of $13 million of current deferred tax liability to long term deferred tax liability as of March 31, 2010 and a reclassification of $1 million of current deferred tax liability to long term deferred tax liability as of December 31, 2010.

Under IFRS, taxable temporary differences in the legal entity financial statements of Pengrowth Energy Trust must be measured using the top marginal personal tax rate of 39%, as opposed to the effective corporate tax rate used under previous GAAP of 25% at January 1, 2010 and March 31, 2010. As Pengrowth
Energy Trust had significant unutilized tax pools prior to conversion to a dividend paying corporation, this resulted in the recognition of a deferred tax asset of approximately $164 million at January 1, 2010 (March 31, 2010 – $164 million). Approximately $157 million of the deferred tax asset recognized on transition was recorded as a decrease to the opening deficit as of January 1, 2010. Approximately $7 million of the deferred tax asset resulted in a increase to trust unit holders’ capital at January 1, 2010 related to equity issue costs (March 31, 2010 – $6 million). Upon conversion to a dividend paying corporation on December 31, 2010, the deferred tax asset was adjusted to the corporate tax rate of approximately 25% and eliminated through earnings, resulting in a deferred tax expense at December 31, 2010 of $157 million and a decrease to share capital of $7 million.

The effect on deferred income taxes can be quantified as follows:

As at January 1, 2010

As at March 31, 2010

As at December 31, 2010

Increase in tax liability due to increase in property, plant and equipment

$
(4,403
)

$
(14,709
)

$
(38,313
)

Decrease in tax liability due to increase in provisions

63,108

62,807

38,259

Increase in tax liability due to increase in other assets

(891
)

(894
)

(887
)

Decrease in tax liability due to changes to carrying value of net assets

$
57,814

$
47,204

$
(941
)

Decrease in tax liability due to changes in effective tax rate

163,774

163,774

–

Decrease (increase) in deferred tax liability

$
221,588

$
210,978

$
(941
)

Previous GAAP tax liability

(180,671
)

(179,716
)

(237,753
)

Decrease (increase) in deferred tax liability

221,588

210,978

(941
)

IFRS deferred tax asset (liability)

$
40,917

$
31,262

$
(238,694
)

(f) Shareholder’s capital

Under IFRS, the tax benefit of trust unit issue costs are measured at the top marginal rate, as per Note 16 (e). This results in an increase to the Trust Unitholders’ Capital of $6 million on transition to
IFRS on January 1, 2010 (March 31, 2010 – $6 million). This amount is reversed upon conversion to a dividend paying corporation on December 31, 2010.

Under IFRS, the redemption of the exchangeable shares issued in the Monterey business combination are measured at the fair value of the trust units or common shares on the date of issue. Under previous GAAP, the redemption of the exchangeable shares was measured at the carrying value of the shares. As a result of this difference, the value of shareholders’ capital increased by $9 million at December 31, 2010 (January 1, 2010 – NIL,
March 31, 2010 – NIL) with a corresponding decrease to contributed surplus.

60

PENGROWTH First Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

Under
IFRS, changes to the January 1, 2010 opening balance sheet, other than reclassifications, are offset against the opening deficit. In addition, as a result of the transition to IFRS, net income in 2010 differs from the amounts reported under previous GAAP.

Pursuant to a Plan of Arrangement, shareholders’ capital was reduced by the amount of the consolidated deficit upon conversion to a dividend paying corporation on December 31, 2010. As the deficit was measured differently under IFRS compared to previous GAAP, the amount of the deficit eliminated and the corresponding reduction to shareholders’ capital differed under
IFRS.

The effect on the deficit of the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at March 31, 2010

As at December 31, 2010

Increase due to provisions

$
(98,707
)

$
(97,849
)

$
(118,340
)

Decrease due to change in property, plant and equipment

11,009

40,365

107,595

Decrease due to change in other assets

6,093

6,100

6,114

Decrease due to change in tax liability for change in tax rate applied to the Trust

157,395

157,395

–

Decrease (increase) in deficit

$
75,790

$
106,011

$
(4,631
)

Previous GAAP deficit

(2,144,521
)

(2,096,742
)

–

Elimination of deficit

–

–

4,631

IFRS deficit

$
(2,068,731
)

$
(1,990,731
)

$
–

Previous GAAP shareholders’ capital

$
4,920,945

$
4,930,114

$
3,167,383

Increase to shareholders’ capital due to change in effective tax rate

6,379

6,379

–

Increase to shareholders’ capital due to redemption of exchangeable shares

–

–

8,967

Elimination of deficit

–

–

(4,631
)

IFRS shareholders’ capital

$
4,927,324

$
4,936,493

$
3,171,719

(g) Reclassifications

Under
previous GAAP, interest and financing charges, realized foreign exchange loss (gain), unrealized foreign exchange loss (gain), and accretion were disclosed as separate line items in the statement of income. Under IFRS, these amounts were unchanged, but reported below the determination of operating income. Under previous GAAP, amortization of injectants for miscible floods was disclosed separately; under IFRS amortization of miscible floods is included with depletion, depreciation and amortization. Under previous GAAP, certain transportation costs were recorded as a reduction of oil and gas sales; under IFRS these costs are unchanged, but reported as transportation costs. Interest paid is disclosed as a financing item in the statement of cash flows resulting in an increase in cash flow provided by operating activities and a corresponding increase in cash used for financing activities of $27 million for the three months ended March 31, 2010 (year ended
December 31, 2010 – $72 million).

Purchases of injectants and expenditures on remediation are classified as a use of cash for investing under
IFRS as the costs are capitalized to PP&E, resulting in a $10 million increase in the cash provided by operating activities and a corresponding increase in the cash used in investing activities for the three months ended March 31, 2010
(year ended December 31, 2010 – $30 million).

17.
SUBSEQUENT EVENT

COMMODITY RISK MANAGEMENT

Subsequent to March 31, 2011, Pengrowth has entered into fixed price commodity sales contracts with third parties as follows:

Natural Gas:

Reference Point

Volume (MMbtu/d)

Remaining Term

Price per MMbtu

Financial:

AECO

2,370

Jun 1, 2011 - Oct 31, 2011

$
4.06 Cdn

AECO

4,739

Jan 1, 2012 - Dec 31, 2012

4.42 Cdn

PENGROWTH First Quarter 2011 Financial Results